Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

among:

Jazz Pharmaceuticals plc,

an Irish public limited company;

Jazz Pharmaceuticals International II Limited,

a Bermuda limited company;

Meda Pharmaceuticals Inc.,

a Delaware company;

and

Meda Pharma, Sàrl,

a Luxembourg limited liability company

Dated as of September 5, 2012

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is being entered into as of September 5, 2012, by and among: Jazz Pharmaceuticals plc, an Irish public limited company (“Parent”), Jazz Pharmaceuticals International II Limited, a Bermuda limited company (“Seller”), and Meda Pharma, Sàrl, a Luxembourg limited liability company (“Meda Luxembourg”) and Meda Pharmaceuticals Inc., a Delaware company (“Meda US”) (Meda Luxembourg and Meda US, together, “Purchaser”). Parent, Seller and Purchaser are referred to collectively in this Agreement as the “Parties.” Certain other capitalized terms used in this Agreement are defined in Exhibit A.

RECITAL

The Parties wish to provide for the purchase by Purchaser of certain assets from Seller and the Specified Affiliates, and to provide for certain related transactions, on the terms and subject to the conditions and other provisions set forth in this Agreement and in the Ancillary Agreements.

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

1.	SALE AND PURCHASE OF ASSETS; RELATED TRANSACTIONS.

1.1 Sale and Purchase of Assets. On the terms and subject to the conditions and other provisions set forth in this Agreement, at the Closing, Seller will (or Seller and Parent will cause the Specified Affiliates to) sell, convey, transfer, assign and deliver to Meda Luxembourg or Meda US (as set forth on a schedule prepared by Purchaser and delivered to Seller at least five business days prior to the Closing), and the applicable Purchaser will purchase from Seller, free and clear of all Liens except for Permitted Encumbrances, all right, title and interest of Seller and its Affiliates in and to all of the following assets related to the products set forth in Schedule 1.1 (the “Specified Products”) and subject to Section 1.2 (collectively, the “Specified Assets”):

(a) the Specified IP Rights, including the Patent Rights and registered Trademark Rights set forth in Part 2.3(b) of the Disclosure Schedule;

(b) all rights of Seller and its Affiliates as of the Closing Date under the contracts set forth in Schedule 1.1(b); (the “Specified Contracts”);

(c) all packaging materials, finished product inventories and product samples, work-in-process inventories, active pharmaceutical ingredients and other raw materials of or for the Specified Products, including of the type of items set forth in Schedule 1.1(c), in each case as of the Closing Date (collectively, the “Specified Inventory”);

(d) the Authorizations for the Specified Products, in each case to the extent transferable to Purchaser, including those set forth in Schedule 1.1(d), which are transferable to Purchaser (the “Specified Authorizations”);

(e) all claims, counterclaims, credits, causes of action, rights of recovery, and rights of indemnification or setoff against third parties and other claims to the extent arising out of or relating to the Specified Assets or the Specified Business (including those occasioned from or because of any and all past, present and future infringement of any Specified IP Rights, including all rights to recover damages (including past damages and attorneys’ fees), profits and injunctive or other relief for such infringement), whether choate or inchoate, known or unknown, contingent or uncontingent;

(f) all Labeling, informational letters, sales training materials, trade show materials, including materials containing post-marketing clinical data (if any), advertising, marketing, sales and promotional materials that are in the physical possession of or under the control of Seller and its Affiliates as of the Closing Date to the extent related to the Specified Business and the promotion or sale of the Specified Products;

(g)(i) books, records, files, documentation and financial books and records relating exclusively to the Specified Business or the Specified Products and (ii) marketing plans; target lists; manufacturing information; clinical data; pharmacovigilance information, data and reports; pricing and reimbursement data; and regulatory dossiers (including correspondence with and any reports submitted to any Governmental Entity to the extent relating to the Specified Products, to the extent Seller or its Affiliates normally retains such records and minutes in the ordinary course of its regulatory activities); in each case to the extent related to the Specified Business or any of the Specified Products (the items identified in clause “(ii)” are referred to as “Mingled Books and Records” and together with the items identified in clause “(i)” the “Specified Books and Records”); provided that the Specified Books and Records shall be deemed not to include any books, records or other items (x) that are subject to restrictions on transfer pursuant to applicable Legal Requirements (including the Health Insurance Portability and Accountability Act of 1996) or with respect to which transfer would require any Authorization under applicable Legal Requirements; or (y) relating to performance ratings or assessments of employees of Seller or its Affiliates; provided further that (A) with respect to Mingled Books and Records that are included in documents which also include portions that are not related to the Specified Business or the Specified Products, Seller shall only be required to use reasonable commercial efforts to identify, extract and deliver the portions that are material Mingled Books and Records from the other portions of such marketing plans; target lists; manufacturing information; clinical data; pharmacovigilance information, data and reports; pricing and reimbursement data; and regulatory dossiers; which do not related to the Specified Business or the Specified Products (it being understood that Seller may retain a copy of such Mingled Books and Records) and (B) if requested by Purchaser, Seller shall use reasonable commercial efforts to obtain any necessary Authorizations required to transfer any books, records or other items subject to Authorization under applicable Legal Requirements; and

(h) all goodwill and the going concern value of the Specified Business.

1.2 Excluded Assets. Notwithstanding anything to the contrary contained in Section 1.1, Seller will not be required to (and will not be required to cause the Specified Affiliates to) sell or transfer to Purchaser, and the Specified Assets will not be deemed to include, any of the following or any right or interest in or to any of the following (collectively, the “Excluded Assets”):

(a) subject to Section 10.18(a), any Specified Contract if (i) a Consent is required to be obtained from any Person in order to permit the sale or transfer to Purchaser of the rights of Seller or any Affiliate of Seller under such Specified Contract; and (ii) such Consent shall not have been obtained;

(b) any cash, cash equivalents or accounts receivable (including cash and accounts receivables relating to products sold prior to Closing); and

(c) any asset identified on Schedule 1.2.

1.3 Purchase Price. As consideration for the sale of the Specified Assets to Purchaser, at the Closing:

(a) Purchaser will pay to Seller (without deduction or setoff of any nature) by wire transfer in accordance with written wire instructions given by Seller to Purchaser no later than three business days prior to the Closing, of immediately available funds, the sum of $95,000,000 plus the cost basis of the Specified Inventory estimated to be transferred to Purchaser as of the Closing (the “Closing Date Inventory Value”), as set forth in a certificate delivered by Seller to Purchaser (along with the reports identified in clauses “(i)”-“(iv)” below) not more than three or less than two business days prior to the Closing containing Seller’s best estimate in reasonable detail of such amount based on: (i) an inventory report issued by Specialty Pharmaceutical Services with regard to the inventory held by Specialty Pharmaceutical Services; (ii) an inventory report issued by J. Knipper and Company with regard to the sample inventory held by J. Knipper and Company; (iii) inventory reports from any contract manufacturers regarding any work in progress or stocks of active pharmaceutical ingredients held by those contract manufacturers; and (iv) the Company’s own inventory report regarding any other inventory (the “Purchase Price”); provided that within 60 days of the Closing, Purchaser may deliver a certificate to Seller (the “Notice of Objection”) identifying in reasonable detail (A) any variation between the Closing Date Inventory Value and the actual value of such inventory delivered to Purchaser in accordance with Section 1.6 and (B) Purchaser’s proposal for any adjustments to the Closing Date Inventory Value. Seller and Purchaser shall seek in good faith to reach agreement as to any proposed adjustment or that no adjustment is necessary within thirty days following delivery of the Notice of Objection and any payments required to be made by Seller to Purchaser shall be made within 10 days of such agreement that an adjustment is necessary in the full amount of the adjustment agreed by the Parties. If Seller and Purchaser are unable to reach resolution with respect to such matter, the dispute shall be resolved in accordance with the arbitration procedures set forth in Section 10.6. If Purchaser is unable to sell any of the Specified Inventory that has as of the Closing Date a shelf life of less than 12 months (other than Specified Inventory for Gesticare, which shall be 14 months), then Seller will reimburse Purchaser for the cost basis of such Specified Inventory as used in the calculation of the Closing Date Inventory Value and Purchaser and Seller shall mutually determine in good faith how such Specified Inventory should be disposed.

(b) Purchaser will assume the Assumed Liabilities by delivering to Seller one or more Assumption Agreements substantially in the form of Exhibit B (the “Assumption Agreement”).

(c) The Parties acknowledge that Purchaser will not assume any liabilities of Seller or any of its Affiliates, whether related to the Specified Assets, Specified Business or otherwise, other than the Assumed Liabilities, and that nothing in this Agreement, including this Section 1.3(c) will be construed as an agreement otherwise. Seller and its Affiliates, as applicable, will remain solely responsible for all liabilities of Seller or its Affiliates, as applicable, other than the Assumed Liabilities. For the avoidance of doubt and without limitation to any other provision of this Agreement, it is hereby clarified that Assumed Liabilities will not include any obligations and other liabilities (whether known, unknown, accrued, absolute, matured, unmatured, contingent or otherwise), if any, outstanding or arising: (i) under the Tricare Rebate Arrangement relating to the period of time from January 28, 2008 to June 26, 2009 or any other period prior to the Closing Date; (ii) under Section 1(c) or Section 8 of the Darpaz APA; (iii) under Section 2 of the Darpaz APA solely for royalty payments owing to River’s Edge for sales by Seller, any of its Affiliates or any third party of Darpaz (as opposed to Urelle); and (iv) due to the failure to return the Darpaz Assets to River’s Edge pursuant to the asset claw back provisions of Section 2(c) of the Darpaz APA.

1.4 Sales and Transfer Taxes. Purchaser will bear and pay, and will reimburse Seller for, any sales taxes, use taxes, transfer taxes, documentary charges, recording fees, filing fees or similar taxes, charges, fees or expenses that may become payable in connection with the sale of the Specified Assets to Purchaser, the assumption by Purchaser of the Assumed Liabilities or any of the other transactions contemplated by this Agreement.

1.5 Allocation of Purchase Price; Allocation of Taxes.

(a) The Purchase Price (less the Closing Date Inventory Value, as adjusted) shall be allocated 95% of Purchase Price (less Closing Date Inventory Value, as adjusted) to Meda Luxembourg (the “Luxembourg Purchase Price”) and 5% of Purchase Price (less Closing Date Inventory Value, as adjusted) to Meda US (the “US Purchase Price”). Meda Luxembourg shall pay the Luxembourg Purchase Price as consideration for the Specified IP Rights, the Specified Authorizations and the Specified Contracts related to the Specified IP Rights. Meda US shall pay the US Purchase Price for the Specified Contracts (other than the Specified Contracts related to the Specified IP Rights) and any other Specified Assets not being purchased by Meda Luxembourg (the “US Purchased Assets”), and the US Purchase Price shall be allocated, in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended and the Treasury Regulations thereunder (the “Code”) among the US Purchased Assets as set forth on Schedule 1.5(a).

(b) The Allocation will be conclusive and binding upon the Parties for tax purposes, and no Party will make any statement or declaration to any taxing authority that is inconsistent with the Allocation, except as provided below. No Party will take or permit any of its affiliates or representatives to take any position on any tax return, with any taxing authority or in any judicial tax proceeding that is inconsistent with the Allocation except as required by a final determination within the meaning of Section 1313(a) of the Code or any equivalent provision of any applicable state or local law. Each Party will promptly provide the other Parties with any additional information required to complete Form 8594 if the filing of such form is required. Each Party will timely notify the other Parties, and will timely provide the other Parties with assistance, in the event of an examination, audit or other proceeding regarding the Allocation.

(c) All taxes (other than taxes that are based on or measured by income or receipts) levied with respect to the Specified Assets for a taxable period which includes (but does not end on) the Closing Date shall be apportioned between Seller and Purchaser as of the Closing Date based on the number of days of such taxable period ending on the Closing Date (the “Pre-Closing Tax Period”) and the number of days of such taxable period after the Closing Date (the “Post-Closing Tax Period”). Seller shall be liable for the proportionate amount of such taxes that is attributable to the Pre-Closing Tax Period, and Purchaser shall be liable for the proportionate amount of such taxes that is attributable to the Post-Closing Tax Period.

1.6 Risk of Loss and Specified Inventory Transfer. Prior to the delivery of the Specified Assets to Purchaser, any loss or damage to the Specified Assets from fire, casualty or otherwise shall be the sole responsibility of Seller. Any such damage to any Specified Asset after such delivery shall be the sole responsibility of Purchaser. On the Closing Date, Seller shall cause an initial shipment of the Specified Inventory to be sent to an address to be provided by Purchaser to Seller in writing at least five business days in advance of Closing (the “Closing Date Shipment”). Prior to Closing, Purchaser and Seller shall agree in good faith the size of the Closing Date Shipment and the size, timing of the subsequent delivery dates of the subsequent shipments of the remaining Specified Inventory which shall occur within 30 days of the Closing Date. Deliveries of Specified Inventory shall be subject to Seller’s standard acceptance procedures at its facilities.

1.7 Ancillary Agreements. At the Closing, the Parties will enter into the following additional agreements (the “Ancillary Agreements”):

(a) the Assumption Agreements;

(b) Bills of Sale substantially in the form of Exhibit C;

(c) one or more assignment agreements transferring the domain names included in the Specified Assets, in a form reasonably acceptable to Seller and Purchaser;

(d) Trademark Assignment Agreements substantially in the form of Exhibit D; and

(e) a Transition Services Agreement substantially in the form of Exhibit E.

1.8 Closing. The closing of the purchase of the Specified Assets by Purchaser (the “Closing”) will take place at the offices of Cooley LLP in Palo Alto, California, at a time and on a date to be designated by Seller, which will be not more than three business days after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6 and 7 (other than those conditions that by their nature are to be satisfied at the Closing), provided, however, that the Closing shall not take place before October 1, 2012 unless mutually agreed to otherwise by the Parties. For purposes of this Agreement, “Closing Date” means the date as of which the Closing actually takes place.

1.9 Omitted Specified Contracts. If following the Closing, Seller or Purchaser identifies one or more contracts that were not previously sold, conveyed, transferred, assigned or otherwise delivered to Purchaser at Closing as Specified Contracts pursuant to Section 1.1(b) but which exclusively related to the Specified Business or the Specified Products, Seller or Purchaser shall promptly notify the other Parties of such contracts and Seller and Purchaser shall meet in person or telephonically to agree in good faith (a) whether such contracts shall be treated as Specified Contracts and (b) how to allocate any liabilities associated with such contracts between Purchaser and Seller; provided, however, that (i) any such contract that cannot be performed by Seller without the Specified Assets shall be treated as a Specified Contract and a new Assumption Agreement shall be entered into with respect thereto, (ii) Purchaser shall perform the obligations under such contract, (iii) Seller and Purchaser shall meet in person or telephonically to agree in good faith how to equitably allocate the financial liabilities of such contract and (iv) until either Seller and Purchaser can agree on such allocation or such matter is resolved pursuant to the following sentence, Seller and Purchaser shall equally share such financial liabilities. If Seller and Purchaser are unable to reach resolution with respect to any such matter, the dispute shall be resolved in accordance with the arbitration procedures set forth in Section 10.6. If any such contract is to be transferred to Purchaser as a Specified Contract but such contract is not assignable and a waiver has not been received or obtained, Seller will use commercially reasonable efforts to make available to Purchaser the material benefits of any such contract for a period of twelve months following the date of agreement between Seller and Purchaser that such contract should be transferred as a Specified Contract.

1.10 Leased Vehicles. Purchaser and Seller shall work cooperatively to arrange for the vehicles currently leased by Seller or its Affiliates and used by the Specified Employees to be transferred to Purchaser upon Closing and for Purchaser to assume all obligations relating to such vehicles for the period from and after the Closing Date. The Parties intend to accomplish the foregoing by virtue of Purchaser entering into new leases in respect of such vehicles, or such other means as may be mutually agreed upon by the Parties, provided, however, that Purchaser shall not be obligated to enter into any such new lease if (a) the price of such lease is materially higher than the $850 per vehicle per month Seller and its Affiliates are paying pursuant to such leases as of the date of this Agreement or (b) the terms of such lease are materially less favorable to Purchaser than the terms of the existing lease with Seller and its Affiliates.

2.	REPRESENTATIONS AND WARRANTIES OF SELLER AND PARENT.

Seller represents and warrants to Purchaser, and, with respect to the representations relating to Parent, Parent represents and warrants to Purchaser, that:

2.1 Organization. Seller is a limited liability company duly organized and validly existing under the laws of Bermuda and has requisite corporate power and authority to conduct its business as it is now being conducted. Parent is an Irish public limited company duly organized and validly existing under the laws of Ireland and has requisite corporate power and authority to conduct its business as it is now being conducted. Each Specified Affiliate is a corporation duly organized and validly existing under the laws of the jurisdiction of its organization and has all requisite corporate power and authority to conduct its business as it is now being conducted.

2.2(a) Title to Assets. Seller and each Specified Affiliate, as applicable, has good and valid title to the Specified Assets (provided, however, that Seller makes no representation or warranty as to its title to the Specified IP Rights except as set forth in Section 2.3), free and clear of any Liens, except for: (i) Liens for current taxes not yet due and payable; (ii) Liens referred to in the Specified Contracts; (iii) statutory or common law Liens and encumbrances to secure obligations to landlords, lessors or renters under leases or rental agreements; (iv) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Legal Requirements; and (v) statutory or common law Liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, and other like liens, in the case of (ii)-(v), for amounts not material or overdue (the items referred to in the preceding clauses “(i)” through “(v)” are collectively referred to herein as the “Permitted Encumbrances”).

(b) Sufficiency of Assets. Excluding the Excluded Assets, back office and general administrative and financial operations and other generalized assets used generally in operating a business, the Specified Assets: (i) constitute all of the material properties, interests, assets and rights of Seller and its Affiliates used or held for use exclusively in the Specified Business; (ii) are sufficient for the Purchaser to continue immediately following the Closing to conduct the Specified Business in all material respects as currently conducted by Seller and its Affiliates; and (iii) include Authorizations that are sufficient for the Purchaser to continue immediately following the Closing to manufacture and market the Specified Products in all material respects as and to the extent the Specified Products are currently being manufactured and marketed by Seller. For the avoidance of doubt, no representation or warranty is made with respect to the sufficiency of any employees or consultants necessary to conduct the Specified Business.

2.3 Intellectual Property.

(a) Definitions. For purposes of this Agreement, the following terms shall be defined as follows:

(i) “IP Contract” means any Specified Contract that contains any assignment or license of, or any covenant not to assert or enforce, any IP Rights or that otherwise relates to the acquisition, license or use of any IP Rights or any IP Rights developed by, with or for Seller or the Specified Affiliates.

(ii) “Copyrights” means all copyrights and copyrightable works (including databases and other compilations of information, mask works and semiconductor chip rights), including all rights of authorship, use, publication, reproduction, distribution, performance, transformation, moral rights and rights of ownership of copyrightable works, and all registrations and rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright.

(iii) “IP Rights” means any and all intellectual property and proprietary rights of any kind, including any and all of the following in any country or region: (A) Copyrights, Patent Rights, Trademark Rights, and Trade Secrets; and (B) all rights (whether at law, in equity, by contract or otherwise) to enforce, enjoy or otherwise exploit any of the foregoing, including the rights to sue for and remedies against past, present and future infringements or misappropriations of any or all of the foregoing, and rights of priority and protection of interests therein under the laws of any jurisdiction worldwide.

(iv) “Patent Rights” means (A) all national, regional and international issued patents and patent applications (including provisional patent applications); (B) all patent applications filed either from the foregoing patents, patent applications or provisional applications or from an application claiming priority from or the benefit of either of these (including, additions, continuations, continuations-in-part, divisionals, substitutions, converted provisionals, continued prosecution, reissue and re-examination applications); (C) any and all patents that have issued or in the future issue from the foregoing patent applications described in clauses (A) and (B), including utility, utility model, plant and design patents, and certificates of invention; and (D) patent revalidations, patent registrations, applications for patent registrations and any patent term extension or other action by a Governmental Entity which provides rights beyond the original expiration date of a patent (including any supplementary protection certificates and the like), in each case with respect to the foregoing patents or patent applications described in clauses (A), (B) and (C).

(v) “Specified IP Rights” means all IP Rights in which Seller or its Affiliates have (or purport to have) an ownership interest or a license or similar right in any field or territory and which (A) claim, cover or are embodied in, or are otherwise necessary for the development, manufacture, sale, marketing, distribution or use of, any of the Specified Products, or (B) are otherwise material to the manufacture, marketing or sale of the Specified Products as being conducted as of the date of this Agreement, including in each case of the preceding clauses “(A)” and “(B)” all In-Licensed Rights.

(vi) “Trade Secrets” means any trade secrets, or any confidential inventions (whether patentable or unpatentable, whether or not reduced to practice, whether or not in an invention disclosure and whether or not in writing), processes, formulae, developments, discoveries, technology, cell lines, biological materials, compounds, probes, sequences, technical information and data, software, methods, biological materials, bioassays, clones, molecules, protocols, reagents, experiments, lab results, tests, know-how, concepts, ideas, processes, research and development information and results, customer lists, supplier lists, pricing and cost information, business and marketing plans, strategies or other confidential information or materials which in the reasonable business judgment of the owner thereof have value or confer a competitive advantage to such owner due to being not generally known or not publicly disseminated.

(vii) “Trademark Rights” means all trademarks, registered trademarks, applications for registration of trademarks, service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registration of trade names, service names, brand names, trade dress rights, logos, taglines, slogans, Internet domain names and Internet domain name registrations and web addresses, together with the goodwill associated with any of the foregoing; and including all intent to use any of the foregoing if not registered or subject to a pending application.

(b) Registered IP. Part 2.3(b)(i) of the Disclosure Schedule sets forth a true, complete and accurate list of all of the Patent Rights and all registered Trademark Rights (or Trademark Rights for which applications for registration have been filed) owned, licensed or sublicensed by Seller or any Specified Affiliates and included in the Specified IP Rights, setting forth in each case the jurisdictions in which patents have been issued and patent applications have been filed and trademarks have been registered and trademark applications have been filed, along with the current owner, the respective application, registration or filing number and, with respect to those registered Trademark Rights (or Trademark Rights for which applications for registration have been filed) owned by Seller or any Specified Affiliates, all filing, maintenance and other deadlines that are due within 90 days after the date hereof, and all expiration dates of such applications, registrations or filings. All necessary registration, maintenance and renewal fees for each item listed on Part 2.3(b)(i) of the Disclosure Schedule that is owned by Seller or any Specified Affiliates have been timely and appropriately made, and all necessary documents, recordations and certificates in connection with such IP Rights have been filed with the relevant Governmental Entity for purposes of prosecuting, maintaining or perfecting such IP Rights, including recordation of all assignment documents vesting ownership of such IP Rights.

(c) Other IP. Part 2.3(c) of the Disclosure Schedule sets forth a true, complete and accurate list of all Trade Secrets in the Specified IP Rights that are owned, licensed or sublicensed by Seller or any Specified Affiliates and that are material to the business of the Seller pertaining to the Specified Assets as of the date of this Agreement.

(d) Inbound Licenses and Rights. Part 2.3(d) of the Disclosure Schedule sets forth a true, complete and accurate list of all agreements in effect as of the date of this Agreement under which any third party has licensed or sublicensed (exclusively or non-exclusively), granted or conveyed to Seller or any of its Affiliates any right, title or interest in or to any IP Rights that are necessary for the development, manufacture, sale, marketing, distribution or use of any of the Specified Products, or are otherwise material to the manufacture, marketing or sale of the Specified Products as being conducted as of the date of this Agreement (the “In-Licensed Rights”), provided, however that the In-Licensed Rights do not include “shrink wrap” or “click through” license agreements accompanying widely available computer software that have not been modified or customized for Seller or any Specified Affiliate.

(e) Outbound Licenses. Part 2.3(e) of the Disclosure Schedule sets forth a true, complete and accurate list of all agreements in effect as of the date of this Agreement under which Seller or any of its Affiliates has licensed, sublicensed, granted or conveyed to any third party any right, title or interest in or to any Specified IP Rights (the “Out-Licensed Rights”).

(f) Ownership. Seller or a Specified Affiliate owns, co-owns or otherwise possesses legally enforceable rights pursuant to an enforceable written license, sublicense or other agreement in effect as of the date of this Agreement in and to the Specified IP Rights, free and clear of all liens, pledges, charges, leases, mortgages and other encumbrances (other than Permitted Encumbrances), to practice the Specified IP at least to the extent necessary to conduct the Seller’s business pertaining to the Specified Assets as conducted immediately prior to the

Closing. No Person, including without limitation the U.S. Patent and Trademark Office or any foreign equivalent governmental administrative agency for patent matters (“Governmental Patent Authority”) is challenging in writing the right, title or interest of Seller or any Specified Affiliate in, to or under any Specified IP Rights owned by Seller or any Specified Affiliates, or the validity or enforceability of any Patent Rights included in the Specified IP Rights that are owned by Seller or any Specified Affiliates. There is no opposition, cancellation, proceeding, objection or claim pending with regard to any Specified IP Rights owned by Seller or any Specified Affiliates. The Specified IP Rights owned by Seller or any Specified Affiliates are not subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Entity adversely affecting the use thereof by Seller or the Specified Affiliates or their rights thereto.

(g) Protection of Company IP Rights. Seller and the Specified Affiliates have taken reasonable measures to protect and maintain the Specified IP Rights as is customary for companies of similar size, stage of development and business. Without limiting the foregoing, (i) Seller and its Affiliates have maintained their confidential information and trade secrets in confidence, including by entering into licenses and contracts that generally require licensees, contractors and other third persons with access to such confidential information or trade secrets to keep such confidential information and trade secrets confidential and (ii) Seller and its Affiliates operate and enforce reasonable procedures designed to ensure the recording and maintenance of all Trade Secrets, confidential information and other IP Rights that are material to the Specified Business or likely to be patentable. All current and former officers and employees of, and consultants and independent contractors to, Seller and the Specified Affiliates who have contributed to the creation or development of any Specified IP Rights have executed and delivered to Seller or a Specified Affiliate an agreement regarding the protection of proprietary information and the assignment or license to Seller or a Specified Affiliate, as applicable, of any Specified IP Rights arising from services performed for Seller or a Specified Affiliate, by such persons, and the current executed version of each such agreement is substantially in the form of the Invention and Assignment Agreements attached hereto as Exhibit F. To the Knowledge of Seller, no current or former officers and employees of, or consultants or independent contractors to, Seller or the Specified Affiliates have breached any material term of any such Invention and Assignment Agreements to the extent related to the Specified IP Rights.

(h) Valid and Enforceable; No Outstanding Orders. To the Knowledge of Seller, the Patent Rights, Trademark Rights and, to the extent applicable under Legal Requirements of the applicable jurisdiction, the Trade Secrets listed on Part 2.3(c) of the Disclosure Schedule, in the Specified IP Rights are valid, subsisting and enforceable and are not subject to any outstanding writ, judgment, decree, injunction, settlement, or similar order of or approval by any Governmental Entity (in each case, whether preliminary or final).

(i) No Infringement of Third Party IP. To the Knowledge of Seller, the Specified Products and the conduct of the Specified Business as currently conducted and as proposed to be conducted do not infringe, upon, misappropriate, or violate any valid and enforceable IP Rights of any other Person. Neither Seller nor any Specified Affiliates has received any written charge, complaint, claim, demand, notice or other written communication from any Person alleging that it is interfering with, infringing upon, misappropriating, violating, or otherwise coming into conflict with any IP Rights of such Person in connection with any of the Specified Products or the conduct of the Specified Business.

(j) No Third Party Infringement of Specified IP Rights. To the Knowledge of Seller, except as set forth on Part 2.3(j) of the Disclosure Schedule, as of the date of this Agreement, no Specified IP Rights have been or are being infringed upon, misappropriated or otherwise violated by any Person.

(k) Royalty Obligations. Neither Seller nor any Specified Affiliate is obligated to pay to any Person any royalties, fees, commissions or other amounts for the use by Seller or any Specified Affiliate of any Specified IP Rights, other than as provided in an agreement listed in Part 2.3(k) of the Disclosure Schedule.

(l) Effects of this Transaction. Neither the execution, delivery or performance of this Agreement or the Ancillary Agreements nor the consummation of any of the transactions contemplated by this Agreement or any Ancillary Agreement will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or encumbrance on, any Specified IP Rights; (ii) a breach of, default under or termination of any IP Contract; (iii) the release, disclosure or delivery of any Specified IP Rights by or to any escrow agent or other Person; (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Specified IP Rights; (v) by the terms of any Specified Contract, a reduction of payments Seller or a Specified Affiliate would otherwise be entitled to with respect to any Specified IP Rights; or (vi) by the terms of any IP Contract, an increase in, or the existence of, any royalty or other payments Seller or its Specified Affiliate would be required to make under such contract.

(m) Orange Book Listings. Seller and its Affiliates have complied with all of their respective obligations pertaining to listing the relevant Patents pertaining to the Specified Products in the Orange Book. To the Knowledge of Seller, none of the Patent Rights in the Specified IP Rights are subject to the Bayh-Dole Act.

2.4 Specified Contracts.

(a) Seller has made available to Purchaser true, correct and complete copies of each of the Specified Contracts set forth on Schedule 1.1(b).

(b) Each Specified Contract is valid and in full force and effect as of the date of this Agreement and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, of each party thereto.

(c) Neither Seller nor any of its Affiliates is in material breach of any Specified Contract, and, to the Knowledge of Seller, no other party to any such contract is in material breach of such contract.

(d) To the Knowledge of Seller: (i) there are no material disputes under any Specified Contract; (ii) neither Seller nor any of its Affiliates have received any notice that any party to any of the Specified Contracts intends to cancel or terminate any Specified Contract; (iii) no party to any Specified Contract has taken any action that would cause any Specified Contract to terminate or fail to renew. Immediately following the Closing, each Specified Contract will continue to be in full force and effect, and valid, binding and enforceable in accordance with its terms.

(e) Except as set forth on Part 2.4(e) of the Disclosure Schedule, excluding the Excluded Assets, back office and general administrative and financial operations and other generalized assets used generally in operating a business, the Specified Contracts include: (i) all contracts exclusively related to the Specified Business; and (ii) to the Knowledge of Seller, all material contracts related to the Specified Business to which Seller or any of Seller’s Affiliates is a party or by which Seller or any of Seller’s Affiliates is bound, or to which any of the Specified Assets are subject. For the avoidance of doubt, no representation or warranty is made with respect to the sufficiency of any employees or consultants necessary to conduct the Specified Business.

(f) Neither Seller nor any of its Affiliates have at any time sold the pharmaceutical product known as Darpaz to any party and following the acquisition of the Darpaz Assets by Azur pursuant to the Darpaz APA, Seller and its Affiliates abandoned the Darpaz product and took no further action to sell the Darpaz product. To the Knowledge of Seller, there are no existing stocks of Darpaz held by any wholesaler or other distributor for sale to end users. Since January 1, 2011, neither Seller nor its Affiliates have incurred any obligation or other liability for refunds for customer returns of Darpaz sold by River’s Edge prior to December 10, 2009.

2.5 Compliance with Legal Requirements.

(a) Since January 1, 2011, Seller and its Affiliates have been in compliance in all material respects with all Legal Requirements relating to the Specified Products, Specified Assets and Specified Business. Since January 1, 2011, Seller and its Affiliates have not received any notice, claim, request for information, complaint or administrative or judicial order from any Governmental Entity or any written notice, claim, request for information or complaint from any other Person alleging any failure to comply with or any liability under any Legal Requirement relating to the Specified Products or the Specified Assets or the Specified Business, and to the Knowledge of Seller none is pending or threatened, or have been received by Seller or its Affiliates prior to January 1, 2011, except for any such notice relating to an immaterial failure to comply that has since been cured.

(b) There has not been any action, operating practice or failure to act by Seller or its Affiliates that would reasonably be expected to give rise to a liability on the part of Purchaser as a result of:

(i) the generation, handling, storage, use, presence, transportation, treatment or disposal or arranging for transportation or disposal of any Hazardous Substance in connection with the Specified Business;

(ii) any emission, discharge or release of any Hazardous Substance into or upon the air, surface water, ground water, drinking water, sediments or land in connection with the Specified Business;

(iii) any disposal, handling, manufacturing, processing, distribution, use, treatment or transport of any Hazardous Substances in connection with the Specified Business;

(iv) the presence of any Hazardous Substances (including asbestos, urea formaldehyde foam installation or similar substances contained in building materials) in the operation of the Specified Business; or

(v) sending or disposing of, otherwise taking or transporting, arranging for the taking or disposal of or release of a Hazardous Substance to or at a site that is contaminated by any Hazardous Substance or that, pursuant to any Environmental Law: (A) has been placed on the “National Priorities List,” the “CERCLIS” list, or any similar state or federal list; or (B) is subject to or the source of a claim, an administrative order or other request to take removal, remedial, corrective or any other response action under any Environmental Law or to pay for the costs of any such action at the site.

(c) Seller holds all Authorizations issued by or on behalf of any Governmental Entity that are required pursuant to any Environmental Laws for the conduct by Seller and its Affiliates of the Specified Business and the ownership of the Specified Assets (“Environmental Permits”), except where the failure to hold such Environmental Permits would not have a material adverse effect on the value of the Specified Assets taken as a whole. Any such Environmental Permits held by Seller are currently in full force and effect. Seller and its Affiliates are and for the past five years have been in compliance in all material respects with all terms and conditions of such Environmental Permits, and with all other applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in Environmental Laws.

(d) Seller has not, either expressly or by operation of law, assumed or undertaken, or agreed to indemnify, any liability or corrective, investigatory or remedial obligation of any other Person, relating to any Environmental Laws.

(e) Seller has made available to Purchaser copies of all environmental reports, audits, permits, licenses, registrations and other environmental, health or safety documents relating to the Specified Assets or Specified Products that are in Seller’s possession or control.

2.6 Regulatory Matters.

(a) Except as set forth on Part 2.6(a) of the Disclosure Schedule, each of the Specified Products is being or has been developed, manufactured, tested, packaged, distributed, and sold in substantial compliance with all applicable requirements under the Federal Food, Drug and Cosmetic Act (“FDCA”), the Public Health Service Act (“PHSA”) and the regulations of the Food and Drug Administration (“FDA”) promulgated thereunder and similar applicable foreign Legal Requirements, including those relating to investigational use, good manufacturing practices, good clinical practices, good laboratory practices, registration and listing, record keeping, adverse event reporting, and submission of other required reports. The Specified Authorizations are current and in full force and effect and include all necessary and relevant regulatory filings and governmental registrations made by or issued to Seller or any of its

Affiliates that relate specifically to the Specified Products. Seller has made available to Purchaser true and complete copies of all governmental correspondence (including copies of official notices, citations or decisions) in the files of Seller or the Specified Affiliates relating to the Specified Authorizations.

(b) Except as set forth on Part 2.6(b) of the Disclosure Schedule, Seller or the Specified Affiliates have obtained all necessary licenses, permits and registrations required by FDA, any other applicable Governmental Entity, and any applicable foreign regulatory authority to permit the operation of the Specified Business by Seller and the Specified Affiliates as presently conducted and all such licenses, permits and registrations are included in the Specified Authorizations. Neither Seller nor any of its Affiliates have received any communication from any Governmental Entity threatening to withdraw or suspend any such license, permit, or registration. Seller or the Specified Affiliates have filed with the applicable regulatory authorities all required filings, declarations, listings, registrations, reports or submissions, including adverse event reports. All relevant filings, declarations, listings, registrations, reports or submissions were in compliance with applicable Legal Requirements when filed, and no deficiencies have been asserted by any applicable regulatory authority with respect to any such filings, declarations, listing, registrations, reports or submissions.

(c) Neither Seller nor any of its Affiliates nor, to the Knowledge of Seller, any of the officers, key employees, agents or clinical investigators acting for Seller or any of its Affiliates has received any communication from FDA or any other Governmental Entity, including without limitation any warning letter or untitled letter that alleges or suggests that the Specified Business is not in compliance with any applicable requirements under the FDCA, the PHSA, FDA regulations promulgated thereunder, or similar applicable foreign Legal Requirements.

(d) Neither Seller or any of the Specified Affiliates nor, to the Knowledge of Seller, any of the officers, key employees, agents or clinical investigators acting for Seller or the Specified Affiliates, has committed any act, made any statement or failed to make any statement or commit any act that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Additionally, neither Seller or the Specified Affiliates, nor to the Knowledge of Seller, any officer, employee or agent of Seller or the Specified Affiliates has been convicted of any crime or engaged in any conduct that would reasonably be expected to result, or has resulted, in (i) debarment under 21 U.S.C. Section 335a or any similar state Legal Requirement; or (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar state Legal Requirement.

(e) Except as set forth in Part 2.6(e) of the Disclosure Schedule, to the Knowledge of Seller, there are no investigations, suits, claims, actions or proceedings against or affecting Seller or any Specified Affiliate relating to the Specified Products, including those relating to or arising under applicable Legal Requirements relating to government health care programs, private health care plans, or the privacy and confidentiality of patient health information.

(f) Seller and the Specified Affiliates are in compliance in all material respects with all healthcare Legal Requirements to the extent applicable to the operation of the Specified Business and the sale of the Specified Products, as currently conducted, including any and all federal, state and local fraud and abuse laws, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.) and the regulations promulgated pursuant to such statutes. Neither Seller nor any Specified Affiliate is subject to any enforcement, regulatory or administrative proceedings against or affecting Seller relating to or arising under the FDCA or similar Legal Requirement, and to the Knowledge of Seller no such enforcement, regulatory or administrative proceeding has been threatened.

2.7 Employee Matters. Seller has made available to Purchaser (except to the extent prohibited under applicable Legal Requirements) accurate information with respect to the employment of, the job responsibilities of, the compensation payable by Seller or the Specified Affiliates, as applicable, to, the stock options of Seller or the Specified Affiliates held by, and the employee benefits being provided to each of, the Specified Employees. With respect to its employment of and provision of employee benefits to the Specified Employees, Seller has complied (and is currently in compliance) in all material respects with all applicable Legal Requirements.

2.8 Financials; Certain Liabilities.

(a) Part 2.8 of the Disclosure Schedule sets forth unaudited statements of net sales, royalties, cost of goods and direct costs for fiscal years ending December 31, 2011 and December 31, 2010 with respect to the Specified Business (the “Financial Information”). In each case subject to certain adjustments as set forth in Part 2.8 of the Disclosure Schedule, the Financial Information was prepared in accordance with the books and accounts of Seller and presents fairly in all material respects the net sales, royalties, cost of goods and direct costs attributable to the Specified Business based on Seller’s management reasonable assumptions as of and for the periods indicated and such information has been prepared in accordance with GAAP, consistently applied.

(b) As of the date of this Agreement, neither Seller nor any of its Affiliates has any material liabilities directly or indirectly relating to the Specified Assets or the Specified Products of any kind whatsoever, whether accrued, fixed, absolute, contingent, known, unknown, determined, determinable or otherwise (and whether due or to become due), other than (i) liabilities under or relating to the Specified Contracts (ii) liabilities disclosed or provided for in the Financial Information; (iii) liabilities incurred in the ordinary course of business or consistent with past practices since December 31, 2011 (the “Financial Statement Date”); (iv) liabilities referred to in, or relating to matters referred to in Part 2.8(b) of the Disclosure Schedule; and (v) liabilities under applicable Legal Requirements (other than for prior non-compliances therewith).

2.9 Absence of Changes. Since the Financial Statement Date, Seller has operated the Specified Business in the ordinary course of business, and, except as set forth on Part 2.9 of the Disclosure Schedule there has not been any Specified Products Material Adverse Effect or event, development or state of circumstances that individually or in the aggregate would reasonably be expected to result in a Specified Products Material Adverse Effect. Between the Financial Statement Date and the date of this Agreement, Seller has not taken (or refrained from taking, as applicable) any actions that if taken, or not taken, as applicable, after the date hereof would violate Sections 4.2(a) and 4.2(b).

2.10 Legal Proceedings. There is no lawsuit or other legal proceeding (including arbitration) pending or, to the Knowledge of Seller, being threatened against Seller or any of its Affiliates as of the date of this Agreement, or in the case of any such proceedings first arising after the date of this Agreement that would reasonably be expected to result in a Specified Products Material Adverse Effect, and in each case that (a) involves the Specified Assets or the Specified Business; or (b) challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the sale of the Specified Assets or any of the transactions contemplated by this Agreement or the Ancillary Agreements.

2.11 Non-Contravention; Consents.

(a) The execution and delivery by each of Seller and Parent of this Agreement and the Ancillary Agreements to which it is a party and the sale of the Specified Assets by Seller and the Specified Affiliates to Purchaser will not: (i) conflict with or result in a breach of the constitutive or organizational documents of Seller, Parent or the Specified Affiliates; (ii) materially contravene or result in a material violation or breach of any Legal Requirement applicable to the Specified Assets, any Specified Contract, or Seller, Parent or any of their Affiliates; or (iii) result in the imposition of any Lien or encumbrance upon any of the Specified Assets (except for the Permitted Encumbrances). Except as set forth in Part 2.11(b) of the Disclosure Schedule, neither Seller, Parent nor any Specified Affiliate is required to obtain any Consent from any Person, under any Specified Contract, or with respect to any Specified Authorization, at or prior to the Closing in connection with the execution and delivery of this Agreement or the Ancillary Agreements or the sale of the Specified Assets to Purchaser.

(b) Other than as set forth on Part 2.11(b) of the Disclosure Schedule or as required under the HSR Act, no material notice to, filing with, authorization of, exemption by, or consent of any Governmental Entity is required for Seller, Parent or the Specified Affiliates to transfer the Specified Assets to Purchaser and otherwise consummate the transactions contemplated hereunder.

2.12 Authority; Binding Nature of Agreement. Each of Seller and Parent has all necessary corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations under this Agreement and the Ancillary Agreements to which it is a party; and the execution, delivery and performance by each of Seller and Parent of this Agreement and the Ancillary Agreements to which it is a party have been duly authorized by all necessary action on the part of Seller, Parent and their boards of directors, as applicable. The holders of Seller’s capital stock authorized and approved the transactions contemplated by this Agreement. The vote of the holders of Parent’s capital stock is not required to authorize the sale by Parent, Seller and the Specified Affiliates of the Specified Assets, or any of the other transactions contemplated by this Agreement. This Agreement constitutes, and, upon execution thereof, each of the Ancillary Agreements to which Seller and Parent is a party will constitute, the valid and binding obligation of Seller and Parent, as applicable, enforceable against Seller and Parent, as applicable, in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.13 Inventory. The Specified Inventory is merchantable and fit for the purpose for which it was procured or manufactured, and with respect to such inventory that is trade finished product inventory, such inventory: (a) has a minimum remaining shelf life of ten months and was manufactured in conformity with the specifications for the Specified Products good manufacturing practices and Legal Requirements; (b) is not adulterated or misbranded; (c) may be introduced into interstate commerce in the United States; (d) is not held on consignment; and (e) has been tested in accordance with established protocol sufficient to release the applicable Specified Product for sale in the United States in accordance with applicable Legal Requirements. In the past 12 months Seller has sold the Specified Products to wholesalers and other customers only in the ordinary course of business and in amounts that are generally consistent with past sales by Seller to such wholesalers and other customers during comparable periods. Based on average weekly sales rates (demand) in the four weeks prior to Closing, the amount of inventory of the Specified Products held in aggregate by McKesson, Cardinal and AmerisourceBergen as of the Closing does not exceed 4 weeks’ demand from McKesson, Cardinal and AmerisourceBergen.

2.14 Taxes.

(a) Seller and the Specified Affiliates have timely paid all Taxes which will have been required to be paid by it, the non-payment of which would result in a Lien on any Specified Asset or would result in Purchaser becoming liable or responsible therefor.

(b) Seller and the Specified Affiliates have established, in accordance with GAAP, applied on a basis consistent with that of preceding periods, adequate reserves for the payment of, and will timely pay, all Taxes which arise from or with respect to the Specified Assets or the operation of the Specified Business and are incurred or attributable to the Pre-Closing Tax Period, the non-payment of which would result in a Lien on any Specified Asset or would result in Purchaser becoming liable therefor.

2.15 Brokers. Except for the payment owed to MTS Healthcare Partners, which shall be paid by or on behalf of Seller, no broker, finder or other third party has any right to a commission or other fee as the result of action by or on behalf of Seller in connection with this Agreement or any of the transactions contemplated hereunder.

3.	REPRESENTATIONS AND WARRANTIES OF PURCHASER.

Each of Meda Luxembourg and Meda US hereby represents and warrants to Seller as follows:

3.1 Organization. Meda Luxembourg is a corporation duly organized, validly existing and in good standing under the laws of Luxembourg and has requisite corporate power and authority to conduct its business as it is now being conducted. Meda US is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has requisite corporate power and authority to conduct its business as it is now being conducted.

3.2 Authority; Binding Nature of Agreement. Each Purchaser has all necessary power and authority to execute and deliver this Agreement, the Assumption Agreement and the other Ancillary Agreements to which it is a party, and to perform its obligations hereunder and thereunder; and the execution, delivery and performance by each Purchaser of this Agreement, the Assumption Agreement and the other Ancillary Agreements to which it is a party have been duly authorized by all necessary action on the part of each Purchaser and its board of directors or managers, as applicable. Neither the vote of the holders of Meda US capital stock nor the vote of Meda Luxembourg capital stock is required to authorize the purchase by either Purchaser of the Specified Assets, or any of the other transactions contemplated by this Agreement. This Agreement constitutes, and, upon execution thereof, each of the Assumption Agreement and the other Ancillary Agreements to which Purchaser is a party will constitute, the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.3 Non-Contravention; Consents.

(a) Neither the execution, delivery or performance of this Agreement, the Assumption Agreement or any of the other Ancillary Agreements, nor the consummation of any of the transactions contemplated by this Agreement, the Assumption Agreement or any of the other Ancillary Agreements, will (a) conflict with or result in any violation of any provision of the certificate of incorporation, bylaws or other charter or organizational documents of any of Purchaser; (b) result in a breach or default by Purchaser under any material contract to which any Purchaser is a party; (c) result in a violation of any Legal Requirement or order to which any Purchaser is subject; or (d) result in the creation of a lien or encumbrance on any material asset of any Purchaser (except for Permitted Encumbrances). Neither Purchaser is and neither Purchaser will be required to obtain any Consent from any Person in connection with the execution, delivery or performance of this Agreement, the Assumption Agreement or any of the other Ancillary Agreements or the consummation of any of the transactions contemplated hereby or thereby.

(b) Except as required under the HSR Act, no material notice to, filing with, authorization of, exemption by, or consent of any Governmental Entity is required for Purchaser to acquire the Specified Assets from Seller or the Specified Affiliates and to otherwise consummate the transactions contemplated hereunder.

3.4 Cash Consideration. Purchaser currently has available, and at the Closing Date will continue to have available, sufficient cash to enable it to pay the Purchase Price and perform its obligations under this Agreement and all Ancillary Agreements.

3.5 Legal Proceedings. There is no lawsuit or other legal proceeding pending or, to Purchaser’s knowledge, being threatened against Purchaser as of the date of this Agreement that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the purchase of the Specified Assets or any of the transactions contemplated by this Agreement or the Ancillary Agreements.

3.6 Brokers. No broker, finder or other third party has any right to a commission or other fee as the result of action by or on behalf of Purchaser in connection with this Agreement or any of the transactions contemplated hereunder.

4.	COVENANTS OF SELLER.

4.1 Access. Subject to the provisions of the Confidentiality Agreement and to applicable Legal Requirements, during the period from the date of this Agreement through the Closing Date (the “Pre-Closing Period”), Seller will, after receiving reasonable advance notice from Purchaser, give Purchaser reasonable access (during normal business hours) to Seller’s and the Specified Affiliates’ books and records to the extent relating to the Specified Assets and the Specified Business (excluding, except as set forth below, any information regarding the Specified Employees), and will provide Purchaser with such information regarding the Specified Assets and the Specified Business and any other matters germane to the subject matter of this Agreement and the Ancillary Agreements (excluding, except as set forth below, any information regarding the Specified Employees) as Purchaser may reasonably request; provided, however, that except as provided in Section 5.3, Purchaser will not (without Seller’s approval, which will not be unreasonably withheld) contact or otherwise communicate with any of the Specified Employees. To the extent reasonably requested by Purchaser, Seller will arrange to permit Purchaser to conduct interviews of any of the Specified Employees during the Pre-Closing Period. At the request of Purchaser, during the Pre-Closing period Seller will provide to Purchaser the following information with respect to the Specified Employees (and solely such information): compensation and benefits data and sales performance rankings. The access and information provided in accordance with this Section 4.1 shall not in any way diminish or otherwise affect any of the representations or warranties hereunder or Purchaser’s right to indemnification in respect of any breach thereof.

4.2 Conduct of Business. Except: (i) as expressly contemplated or permitted by this Agreement; or (ii) as expressly contemplated by any of the Ancillary Agreements, during the Pre-Closing Period:

(a) Seller will (and will cause its Affiliates to) (i) conduct the operations of the Specified Business in the ordinary course and consistent with its past practices, to the extent such operations relate to the Specified Assets; and (ii) use commercially reasonable efforts to preserve the Specified Business and its goodwill, maintain good relations with the Specified Employees, the parties to the Specified Contracts and all other prescribers, customers and suppliers and other third parties having business relationships with the Specified Business;

(b) Seller will not (and will cause its Affiliates not to) (i) sell, assign, transfer, license, sublicense, encumber, impair, abandon, fail to diligently maintain, transfer or otherwise dispose of any right, title or interest of Seller or any Specified Affiliate in any material Specified Assets other than the Specified IP Rights, except inventory in the ordinary course of business; (ii) sell, assign, transfer, license, sublicense, encumber, impair, abandon, fail to maintain, transfer or otherwise dispose of any right, title or interest of Seller or of any Specified Affiliate in any Specified IP Rights; (iii) terminate or amend, grant a sublicense under or assign any of the Specified Contracts; (iv) extend, amend, waive, cancel or modify any of Seller’s or its Affiliate’s rights in or to the Specified IP Rights; (v) divulge, furnish to or make accessible any of Seller’s or its Affiliate’s Trade Secrets included in the Specified Assets to any third party who is not subject to an enforceable written agreement to maintain the confidentiality of such Trade Secrets; (vi) take any action regarding any Patent Rights or Trademark Rights in each case included in the Specified Assets, other than in the ordinary course of business; (vii) commit a material breach of any Specified Contract; (viii) make any material changes to the compensation or benefits provided by Seller to the Specified Employees; (ix) enter into any employment, bonus or severance agreement with any of the Specified Employees; (x) enter into any other material agreements related to the Specified Business; (xi) correspond, communicate or consult with the FDA or similar Governmental Entity relating to the Specified Products outside the ordinary course of business without providing Purchaser with prior written notice and the opportunity to consult with Seller with respect to such correspondence, communication or consultation; and (xii) agree to take any of the foregoing actions; and

(c) Seller will (and will cause its Affiliates to) ship and sell inventory of the Specified Products in a manner consistent with past practices as of the date of this Agreement and will not create any new incentive to wholesalers or other customers to purchase Specified Products in excess of their normal demand.

If Seller requests Purchaser’s approval of a proposed action that would result in a breach by Seller of this Section 4.2, Purchaser will respond promptly to Seller’s request and will not unreasonably withhold or delay its approval of the proposed action.

4.3 HSR Filing. As promptly as possible after the date of this Agreement, Seller will file the notification form required to be filed on behalf of Seller under the HSR Act with respect to the transactions contemplated by this Agreement, and will request early termination of the applicable waiting period.

4.4 Consents; Certain Governmental Matters.

(a) Seller will use commercially reasonable efforts during the Pre-Closing Period to obtain the Consents identified in Part 2.11(b) of the Disclosure Schedule.

(b) Seller will use commercially reasonable efforts during the Pre-Closing Period to take, or cause to be taken, all actions and to do, or cause to be done, all actions and all things necessary for it (i) to comply promptly with all legal requirements for furnishing all information required by applicable Legal Requirement in connection with approvals of or filings with any Governmental Entity or Governmental Patent Authority, and (ii) to effect all registrations, filings and transfers (to the extent transferable) of Authorizations necessary for the operation of the Specified Business.

4.5 Conditions. Seller will use commercially reasonable efforts (a) to cause the conditions set forth in Section 6 to be satisfied on a timely basis; and (b) otherwise to cause the Closing to take place as soon as reasonably practicable.

4.6 Limitation on Soliciting Specified Employees. During the twelve months period commencing on the Closing Date, Seller shall not (and Seller shall ensure that its Affiliates do not) directly or indirectly, encourage, induce, attempt to induce, solicit or attempt to solicit any Specified Employee who accepted an offer from Purchaser to leave his or her employment, consulting or independent contractor relationship with Purchaser or any Affiliate of Purchaser; provided, however, that Seller and its Affiliates may, without violating this Section 4.6, place a general advertisement that is not intended to target the Specified Employees and hire any Specified Employee who responds to such advertisement.

4.7 Darpaz APA. If requested by Purchaser in writing following River’s Edge’s demand for the claw back of the Darpaz Assets pursuant to Section 2(c) of the Darpaz APA, Seller shall cause any Darpaz Assets in Seller’s or any of its Affiliate’s possession to be returned to River’s Edge in accordance with the reasonable instructions of Purchaser. If requested by Purchaser in writing following a request to Purchaser or its Affiliates from any Governmental Entity for information, data or materials of any type related to Darpaz or the Darpaz Assets, Seller shall cause any information, data or materials in Seller’s or any of its Affiliate’s possession or control to be made available to Purchaser for delivery to the applicable Governmental Entity. As a material inducement to Purchaser to enter into this Agreement, Seller covenants and agrees on behalf of itself and its Affiliates for a period of 36 months from the Closing Date that, neither Seller nor any of its Affiliates will market or sell Darpaz or use the Darpaz Assets for the purpose of engaging in a business related to the development, manufacture or sale of Darpaz or a product containing the same ingredients as Darpaz. If Seller or its Affiliates transfer the Darpaz Assets to a third party, Seller and its Affiliates will cause such purchaser to agree and comply with the provisions of this Section 4.7.

5.	COVENANTS OF PURCHASER.

5.1 HSR Filing. As promptly as possible after the date of this Agreement, Purchaser will file the notification form required to be filed on behalf of Purchaser under the HSR Act with respect to the transactions contemplated by this Agreement, and will request early termination of the applicable waiting period.

5.2 Consents; Releases. Purchaser will cooperate with Seller, and will provide Seller with such assistance as Seller may reasonably request, for the purpose of (a) attempting to obtain the Consents identified in Part 2.11(b) of the Disclosure Schedule; and (b) arranging for Seller to be released and discharged from its obligations and other liabilities under the Specified Contracts, to the extent permissible under the Specified Contracts and applicable Legal Requirements, and in each case without the giving by Seller of any consideration therefor.

5.3 Employment Matters.

(a) Prior to the Closing, on a date mutually agreed by the Parties, Purchaser will extend to each Specified Employee an individualized written offer of employment that, if accepted, would contemplate that such Specified Employee would commence his or her employment with Purchaser on the day after the Closing Date such that such Specified Employee would not incur any lapse in pay and would provide such Specified Employee with compensation (including base salary and target bonus opportunity as set forth in Schedule 5.3(a), but excluding any equity-based compensation), benefits (including medical, dental, vision, life assurance, short-term disability and long-term disability insurance coverage, benefits under any plan intended to be qualified within the meaning of section 401(a) of the Code that includes a “cash or deferred arrangement” within the meaning of section 401(k) of the Code, and use of automobile vehicles owned or leased by Purchaser) and terms of employment (including terms relating to job responsibilities) that in the aggregate are substantially as favorable to such Specified Employee as the applicable compensation (including base salary and target bonus opportunity as set forth in Schedule 5.3(a)), benefits and terms of employment provided by Seller to such Specified Employee immediately prior to the Closing (a “Comparable Offer”). Any such Comparable Offer shall be conditioned on Purchaser’s standard hiring procedures and on such Specified Employee remaining employed by Seller or an Affiliate of Seller through the Closing Date. To the extent that Purchaser currently bases benefit eligibility or vesting under any of its employee benefits plans on years of service, Specified Employees will receive credit for such employees’ period of employment with Seller, any Affiliate of Seller or any predecessor of Seller or any of its Affiliates (as set forth in Schedule 5.3(a)) for purposes of vesting and eligibility under such plans, including vacation, sick leave and severance benefits; Purchaser shall also provide credit for such employees’ period of employment with Seller, any Affiliate of Seller or any predecessor of Seller or any of its Affiliates (as set forth in Schedule 5.3(a)) for purposes of determining benefit levels and accrual rates under its vacation, sick leave and severance plans. Effective as of the day after the Closing Date, Purchaser will hire each Specified Employee who remains employed by the Seller or an Affiliate of Seller as of the Closing Date and who accepts the Comparable Offer extended to such Specified Employee by Purchaser (it being understood that, except as otherwise provided in any individual employment agreement between Purchaser and a Specified Employee and, subject to Section 5.3(c), Purchaser will not be obligated to maintain the employment of or the compensation or employee benefits provided to such Specified Employee for any specified period thereafter). Purchaser shall comply with all applicable provisions of all applicable Legal Requirements in connection with the hiring of the Specified Employees. On the Closing Date, Seller will pay each Specified Employee the full amount of such Specified Employee’s accrued time off as of the Closing Date.

(b) To the extent any notification or consultation requirements are imposed by applicable Legal Requirements with regard to any Specified Employees, Purchaser and Seller agree to cooperate to ensure that such notification or consultation requirements are completed.

(c) In the event that Purchaser does not make a Comparable Offer to a Specified Employee or for any reason (other than such Specified Employee not remaining an employee of Seller or an Affiliate of Seller through the Closing Date or committing an act before the Closing Date that constitutes Cause for termination), including as a result of Purchaser’s standard hiring procedures, Purchaser does not hire a Specified Employee who accepts a Comparable Offer and such Specified Employee’s employment with Seller terminates on the Closing Date, Purchaser shall reimburse Seller for any cash severance benefits and medical, dental and vision insurance premiums pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) paid by Seller to or on behalf of such Specified Employee in accordance with the amounts set forth in Schedule 5.3(c) applicable to such Specified Employee within 30 days of receipt of notice from Seller of such payment by Seller. In the event that, within six months after the Closing Date, the employment of any Specified Employee hired by Purchaser either (A) is terminated by Purchaser without Cause or (B) terminates as a result of the compensation, benefits and terms of employment provided in such Specified Employee’s Comparable Offer having been amended or otherwise altered such that the compensation, benefits and terms of employment then applicable to such Specified Employee in the aggregate are not substantially as favorable to such Specified Employee as the compensation, benefits and terms of employment provided by Seller to such Specified Employee immediately prior to the Closing (other than with respect to equity-based compensation), Purchaser shall pay to, or on behalf of, such Specified Employee cash severance benefits and COBRA premiums in accordance with the amounts set forth in Schedule 5.3(c) applicable to such Specified Employee, subject to such Specified Employee’s execution of a general waiver and release of all claims against Seller, Purchaser and their respective Affiliates.

(d) With respect to each Specified Employee hired by Purchaser, Purchaser shall make a cash bonus payment to such Specified Employee in respect of any such bonus earned by such Specified Employee under Seller’s applicable bonus plan for the applicable period in 2012 through the Closing Date (a “2012 Bonus”). Purchaser shall pay any such 2012 Bonus to each Specified Employee as soon as administratively practicable after Seller notifies Purchaser of the applicable bonus amount for such Specified Employee, but in no event later than March 15, 2013. Seller shall reimburse Purchaser for payment of any such 2012 Bonus within 30 days of receipt of notice from Purchaser of such payment to such Specified Employee. Payment of any 2012 Bonus to a Specified Employee shall not be subject to such Specified Employee’s execution of a general waiver and release of all claims against Seller, Purchaser or any of their respective Affiliates.

(e) No Person (other than the Parties to this Agreement), including any employees of Seller or Purchaser, shall be entitled to assert any claim based on any provisions of this Section 5.3 against any Party to this Agreement or their Affiliates , and no provision of this Agreement shall constitute an amendment to any employee benefit plan, program or arrangement of Purchaser.

5.4 Conditions. Purchaser will use commercially reasonable efforts (a) to cause the conditions set forth in Section 7 to be satisfied on a timely basis; and (b) otherwise to cause the Closing to take place as soon as reasonably practicable.

6.	CONDITIONS PRECEDENT TO PURCHASER’S OBLIGATION TO CLOSE.

Purchaser’s obligation to purchase the Specified Assets and to take the other actions required to be taken by Purchaser at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Purchaser, in whole or in part, in writing):

6.1 Accuracy of Representations. Those representations and warranties of Seller and Parent set forth in Section 2 that refer specifically to and are made as of the date of this Agreement shall have been true and correct in all material respects as of the date of this Agreement, and all other representations and warranties of Seller and Parent set forth in Section 2 shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date.

6.2 Performance of Covenants. Seller and Parent shall have performed, in all material respects, all covenants required by this Agreement to be performed by Seller on or before the Closing Date.

6.3 HSR Act. The waiting period applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

6.4 Additional Documents. Each of the following documents shall have been delivered to Purchaser:

(a) each of the Ancillary Agreements required to be executed by Seller or the applicable Specified Affiliate;

(b) a certificate, executed by an executive officer of Seller and Parent and dated the Closing Date, confirming on behalf of Seller and Parent and not in such executive officer’s personal capacity, that the conditions set forth in Sections 6.1 and 6.2 have been satisfied;

(c) the inventory estimate certificate, executed by an executive officer of Seller, described in Section 1.3(a);

(d) a certificate, executed by the secretary of Seller, certifying that the board of directors of Seller adopted resolutions authorizing the execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements to which it is a party; and

(e) a certificate, executed by the secretary of Parent, certifying that the board of directors of Parent adopted resolutions authorizing the execution, delivery and performance by Parent of this Agreement and the Ancillary Agreements to which it is a party.

6.5 No Restraints. No injunction or other order preventing the consummation of the transactions contemplated by this Agreement shall have been issued since the date of this Agreement by any Governmental Entity including United States federal or state court of competent jurisdiction and shall remain in effect; and since the date of this Agreement no Legal Requirement that makes consummation of the transactions contemplated by this Agreement illegal shall have been enacted or adopted and shall be in effect.

7.	CONDITIONS PRECEDENT TO SELLER’S OBLIGATION TO CLOSE.

Seller’s and Parent’s obligation to sell and transfer the Specified Assets to Purchaser and to take the other actions required to be taken by Seller and Parent at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Seller, in whole or in part, in writing):

7.1 Accuracy of Representations. The representations and warranties of Purchaser set forth in Section 3 shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date.

7.2 Performance of Covenants. Each Purchaser shall have performed, in all material respects, all covenants required by this Agreement to be performed by any Purchaser on or before the Closing Date.

7.3 HSR Act. The waiting period applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

7.4 Delivery of Consideration. Seller shall have received the cash payment referred to in Section 1.3(a).

7.5 Additional Documents. Each of the following additional documents shall have been delivered to Seller:

(a) each of the Ancillary Agreements (including the Assumption Agreement) required to be executed by Purchaser;

(b) a certificate, executed by an executive officer of each Purchaser and dated the Closing Date, confirming on behalf of such Purchaser and not in such executive officer’s personal capacity, that the conditions set forth in Sections 7.1 and 7.2 have been satisfied;

(c) a certificate, executed by the secretary of Meda US, certifying that the Meda US board of directors adopted resolutions authorizing the execution, delivery and performance by Meda US of this Agreement and the Ancillary Agreements to which it is a party; and

(d) a certificate, executed by the Managing Director of Meda Luxembourg, certifying that the board of managers of Meda Luxembourg adopted resolutions authorizing the execution, delivery and performance by Meda Luxembourg of this Agreement and the Ancillary Agreements to which it is a party.

7.6 No Restraints. No injunction or other order preventing the consummation of the transactions contemplated by this Agreement shall have been issued since the date of this Agreement by any Governmental Entity, including United States federal or state court of competent jurisdiction and shall remain in effect; and since the date of this Agreement no Legal Requirement that makes consummation of the transactions contemplated by this Agreement illegal shall have been enacted or adopted and shall remain in effect.

8.	TERMINATION.

8.1 Right to Terminate Agreement. This Agreement may be terminated prior to the Closing:

(a) by the mutual written consent of the Parties;

(b) by any Party (by delivery of a written termination notification in accordance with Section 8.2) at any time after December 4, 2012 (the “End Date”) if the Closing has not taken place on or before the End Date, unless the failure of the Closing to take place on or before such date is attributable to (i) the failure of the waiting period applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act to have expired or been terminated, in which case the End Date shall be extended to March 4, 2013 or (ii) a breach by such Party of any of its obligations set forth in this Agreement;

(c) by Seller (by delivery of a written termination notification in accordance with Section 8.2) if (i) there shall have been a breach on the part of Purchaser of any of its representations, warranties or covenants such that the condition set forth in Section 7.1 or Section 7.2, as the case may be, would not be satisfied as of the time of such breach; (ii) Seller shall have given written notice of such breach to Purchaser; (iii) at least twenty days shall have elapsed since the delivery of such written notice to Purchaser; and (iv) such breach shall not have been cured; or

(d) by Purchaser (by delivery of a written termination notification in accordance with Section 8.2) if (i) there shall have been a breach on the part of Seller of any of its representations, warranties or covenants such that the condition set forth in Section 6.1 or Section 6.2, as the case may be, would not be satisfied as of the time of such breach; (ii) Purchaser shall have given written notice of such breach to Seller; (iii) at least twenty days shall have elapsed since the delivery of such written notice to Seller; and (iv) such breach shall not have been cured.

8.2 Termination Procedures. If any Party wishes to terminate this Agreement pursuant to Section 8.1, such Party will deliver to the other Parties a written termination notification stating that such Party is terminating this Agreement and setting forth a brief statement of the basis on which such Party is terminating this Agreement.

8.3 Effect of Termination. Upon the termination of this Agreement pursuant to Section 8.1, no Party will have any obligation or other liability to any other Party, except that (i) the Parties will remain bound by the provisions of Section 10 and by the provisions of the Confidentiality Agreement, and (ii) no Party will be relieved of any liability for fraud or for any willful breach of its obligation to consummate the transactions contemplated by this Agreement or its obligation to take any other action required to be taken by such Party at or before the Closing (and willful breach for purposes of this Section 8.3 means that the breaching Party both intended to take or to fail to take the action giving rise to the breach and had knowledge that such action or inaction would constitute breach).

9.	INDEMNIFICATION.

9.1 Survival of Representations.

(a) The representations and warranties, covenants and agreements of each Party to this Agreement shall survive the Closing and the sale of the Specified Assets to Purchaser.

(b) All of the representations and warranties of Seller and Purchaser set forth in this Agreement and in any certificate delivered pursuant to this Agreement will terminate and expire, and will cease to be of any force or effect, at, and no claim for any breach of any covenants or agreement in this Agreement to be performed prior to the Closing Date may be made after, 10:00 am (EST) on December 31, 2013; provided, however, that the representations and warranties contained in Section 2.1 and Section 3.1 (Organization), Section 2.2(a) (Title to Assets) and Section 2.12 and Section 3.2 (Authority, Binding Nature of Agreement) (such representations shall collectively be referred to herein as the “Fundamental Representations”) shall survive the Closing until the full expiration of any applicable statute of limitations (after giving effect to any extensions or waivers) (each such expiration date described in this Section 9.1(b), the “Expiration Date”). If the Closing occurs, neither Party will have liability (i) with respect to any claim for any breach of any representation or warranty in this Agreement or in any certificate delivered pursuant to this Agreement or (ii) for any breach of any covenant or agreement in this Agreement to be performed prior to the Closing Date, unless in each case Purchaser or Seller duly delivers to the other Party, in conformity with all of the applicable procedures set forth in Section 9.5, a Claim Notice setting forth a claim for indemnification, in which case the specific claim set forth in such Claim Notice will survive (and will not be extinguished upon) such Expiration Date. It is the express intent of the Parties that, if the applicable survival period for an item as contemplated by this Section 9.1 is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be reduced to the shortened survival period contemplated hereby. The Parties further acknowledge that the time periods set forth in this Section 9.1 for the assertion of claims under this Agreement are the result of arms’-length negotiation among the Parties and that they intend for the time periods to be enforced as agreed by the Parties. The period of time prescribed for the commencement of any action directly or indirectly based upon the representations and warranties of Seller set forth in this Agreement, regardless of the nature of the claims or causes of action alleged therein, and regardless of whether under this Agreement or otherwise, shall expire on the Expiration Date if a Claim Notice with respect thereto has not properly been given. Notwithstanding the foregoing, nothing in this Section 9.1(b) shall prevent Purchaser or Seller from asserting a claim for Fraud against Seller or Purchaser, as appropriate, at any time permissible under the applicable statute of limitations.

9.2 Indemnity by Seller. Subject to the limitations set forth in Section 9.4 and elsewhere in this Agreement, from and after the Closing Date, Seller will indemnify, defend and hold harmless Purchaser, its Affiliates and their respective officers, directors and employees (each a “Purchaser Indemnified Party”) from and against any Damages that any Purchaser Indemnified Party incurs or suffers, directly or indirectly, as a result or arising out of: (a) any breach or inaccuracy of the representations and warranties by Seller and Parent set forth in Section 2 or in Section 2.3(d) of the Disclosure Schedule; (b) any breach or inaccuracy in the certificate delivered to Purchaser pursuant to Section 6.4(b); (c) any breach by Seller of the covenants of Seller set forth in this Agreement; and (d) any liability of Seller other than Assumed Liabilities.

9.3 Indemnity by Purchaser. Subject to the limitations set forth in Section 9.4 and elsewhere in this Agreement, from and after the Closing Date, each Purchaser will jointly and severally indemnify Seller, its Affiliates and their respective officers, directors and employees (each a “Seller Indemnified Party”) from and against any Damages that any Seller Indemnified Party incurs or suffers, directly or indirectly, as a result of or arising out of: (a) any breach or inaccuracy of the representations and warranties by Purchaser set forth in Section 3; (b) any breach or inaccuracy in the certificate delivered to Seller pursuant to Section 7.5(b); (c) any breach by Purchaser of the covenants of Purchaser set forth in this Agreement; and (d) any Assumed Liabilities.

9.4 Limitation on Indemnification.

(a) Subject to Section 9.4(c), Seller will not be required to indemnify Purchaser with respect to the matters covered by Section 9.2(a) or Section 9.2(b) (as Section 9.2(b) relates to representations and warranties), except to the extent that the cumulative amount of the Damages actually incurred by Purchaser as a result of all indemnity claims pursuant to Sections 9.2(a) and 9.2(b) exceeds $450,000 and thereafter Seller will be required to pay all Damages actually incurred by Purchaser and not just the amount in excess of $450,000; provided, however, such limitation shall not apply in the event of a breach of any Fundamental Representation.

(b) Subject to Section 9.4(c), the total amount of the payments that Seller can be required to make pursuant to Sections 9.2(a) and 9.2(b) will be limited in the aggregate to a maximum of $11,000,000, and Seller’s cumulative liability pursuant to Sections 9.2(a) and 9.2(b) will in no event exceed such amount; provided, however, such limitation shall not apply in the event of a breach of any Fundamental Representation. Notwithstanding anything to the contrary herein, the total amount of the payments that Seller can be required to make pursuant to Sections 9.2(a) and 9.2(b) will be limited in the aggregate to a maximum amount equal to the Purchase Price.

(c) After the Closing, the right of Purchaser and Seller to assert indemnification claims and receive indemnification payments pursuant to this Section 9 will be the sole and exclusive right and remedy with respect to monetary damages exercisable by Purchaser or Seller with respect to the purchase of the Specified Assets and the other transactions contemplated by this Agreement (including the certificates and documents delivered pursuant to this Agreement); provided, however, that this Section 9.4(c) shall not prevent Purchaser or Seller from asserting a claim for fraud or intentional misrepresentation, in each case made with intention to deceive (collectively “Fraud”), against Seller or Purchaser, as appropriate, which Fraud claim shall not be subject to the limitations set forth in Sections 9.4(a) or 9.4(b).

9.5 Indemnification Procedures.

(a) If a Party entitled to indemnification under this Section 9 (an “Indemnified Party”) wishes to assert an indemnification claim against the Party subject to such indemnification obligation under this Section 9 (the “Indemnifying Party”), the Indemnified Party will deliver to the Indemnifying Party, as soon as reasonably practicable, a written notice (a “Claim Notice”) setting forth:

(i) the specific subsection of Section 9.2 or 9.3, as applicable, upon which the Indemnified Party is basing its claim and, if applicable, the representation and warranty or covenant alleged to have been breached by the Indemnifying Party;

(ii) a reasonably detailed description of the facts and circumstances giving rise to the claim; and

(iii) a reasonably detailed description of, and a good faith estimate of the total amount of, the Damages actually incurred or expected to be incurred by the Indemnified Party with respect to such claim, provided, however, that (A) the failure to deliver a Claim

Notice to the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to the Indemnified Party, except to the extent that such failure materially prejudices the Indemnifying Party’s ability to defend the related Matter; and (B) the Indemnified Party will not be permitted to deliver a Claim Notice (and will not be entitled to indemnification pursuant to this Section 9) with respect to breaches of a representation and warranty unless such Claim Notice is delivered before the Expiration Date applicable to such representation and warranty.

(b) If the Indemnified Party receives notice or otherwise obtains knowledge of any Matter or any threatened Matter that may reasonably be expected to give rise to an indemnification claim against the Indemnifying Party, then the Indemnified Party will deliver to the Indemnifying Party a written notice describing such Matter in reasonable detail as soon as reasonably practicable; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to the Indemnified Party, except to the extent that such failure materially prejudices the Indemnifying Party’s ability to defend the related Matter. The Indemnifying Party will have the right, exercisable by written notice to the Indemnified Party, at its election and at its sole expense, to assume the defense of any such Matter with its own counsel, reasonably acceptable to the Indemnified Party. If the Indemnifying Party elects to assume the defense of any such Matter, then:

(i) the Indemnifying Party will not be required to pay or otherwise indemnify the Indemnified Party against any attorneys’ fees or other expenses incurred on behalf of the Indemnified Party in connection with such Matter following the Indemnifying Party’s election to assume the defense of such Matter other than the reasonable costs of investigation and of assistance as contemplated by this Section 9.5; provided, however, that if, in the opinion of outside counsel to the Indemnified Party, it is advisable for the Indemnified Party to be represented by separate counsel due to actual or potential conflicts of interest, the Indemnified Party shall have the right to employ counsel to represent it and in that event the fees and expenses of such separate counsel shall be paid by the Indemnifying Party;

(ii) the Indemnified Party and the Indemnifying Party will each make available to the other all books, records and other documents and materials that are under the control of such Party, its Affiliates, advisors and representatives that may be reasonably considered necessary or desirable for the defense of such Matter;

(iii) the Indemnified Party and the Indemnifying Party will execute such documents and take such other actions as may be reasonably requested by the other for the purpose of facilitating the defense of, or any settlement, compromise or adjustment relating to, such Matter;

(iv) the Indemnified Party will otherwise fully cooperate as reasonably requested by the Indemnifying Party in the defense of such Matter; provided, however, that such actions and cooperation by the Indemnified Party under clauses “(ii)” through “(iv)” will not unduly disrupt the operations of the Indemnified Party’s business or cause the Indemnified Party to waive any statutory or common law privileges, breach any confidentiality obligations owed to third parties or otherwise cause any confidential information of the Indemnified Party to become public;

(v) the Indemnified Party will not admit any liability with respect to such Matter without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); and

(vi) the Indemnifying Party will have the exclusive right to settle, adjust or compromise such Matter on behalf of the Indemnified Party on terms that: (A) the Indemnifying Party may consider appropriate with the consent of the Indemnified Party (which consent may not be unreasonably withheld or delayed); or (B) meet all of the following conditions: (I) can be resolved by money damages alone; (II) obligate the Indemnifying Party to pay the full amount of any Damages in connection with such Matter; and (III) completely and unconditionally release the Indemnified Party in connection with such Matter.

(c) If (i) the Indemnifying Party elects not to assume the defense of such Matter; (ii) after electing to assume the defense of a Matter, the Indemnifying Party does not timely assume and conduct the defense of such Matter; or (iii) the Indemnified Party reasonably determines that the Indemnifying Party is not adequately representing or, because of a conflict of interest, may not adequately represent the interests of the Indemnified Party, then the Indemnified Party will be entitled to conduct its own defense of such Matter at the Indemnifying Party’s cost and expense: provided, however, that the Indemnified Party may not settle, adjust or compromise such Matter without the Indemnifying Party’s consent (such consent not to be unreasonably withheld or delayed).

9.6 Subrogation. To the extent the Indemnifying Party makes or is required to make any indemnification payment to the Indemnified Party, the Indemnifying Party will be entitled to exercise, and will be subrogated to, any rights and remedies (including rights of indemnity, rights of contribution and other rights of recovery) that the Indemnified Party or any of the Indemnified Party’s Affiliates may have against any other Person with respect to any Damages, circumstances or Matter to which such indemnification payment is directly or indirectly related. The Indemnified Party will take such actions as the Indemnifying Party may reasonably request for the purpose of enabling the Indemnifying Party to perfect or exercise the Indemnifying Party’s right of subrogation hereunder.

9.7 Effect of Investigation, Knowledge. Any claim by an Indemnified Party for indemnification under this Agreement shall not be adversely affected by such Indemnified Party having been given the opportunity to investigate and/or failing to do so. The survival of a Party’s representations and warranties, and the indemnification rights of the other Party with respect thereto, shall not be affected in any way by any knowledge of the other Party of a breach or inaccuracy of such first Party’s representations and warranties under this Agreement.

10.	MISCELLANEOUS.

10.1 Time of Essence. Time is of the essence of this Agreement.

10.2 No Other Representations. The Parties acknowledge that, except as expressly set forth in Sections 2 and 3, neither Party has made or is making any representations or warranties whatsoever to the other, implied or otherwise, including any implied warranties of merchantability, fitness for a particular purpose, title or non-infringement. Purchaser acknowledges that it has conducted, to its satisfaction, an independent investigation and verification of the Specified Assets and, in making its determination to proceed with the transactions contemplated by this Agreement, Purchaser is relying and has relied only on the results of its own independent investigation and verification and the representations and warranties of Seller expressly and specifically set forth in Section 2. Purchaser acknowledges that, except as expressly provided in Section 2, Purchaser is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied.

10.3 Performance by Seller; Parent Guarantee. Parent shall cause Seller and the Specified Affiliates to timely perform and fulfill their obligations under this Agreement and any Ancillary Agreement and shall perform the obligations of Seller and the Seller Affiliates if any of them are unable to, or do not, promptly perform their respective obligations under this Agreement or any Ancillary Agreement (and in any event do not perform their respective obligations within thirty days of being required to do so under this Agreement or any Ancillary Agreement). Parent hereby irrevocably guarantees the full, complete and timely performance by Seller and the Specified Affiliates of each and every obligation of Seller and the Specified Affiliates under this Agreement and any Ancillary Agreements, including the payment of all present and future amounts. If any default shall be made by Seller or a Specified Affiliate in the performance of any such obligations, then Parent shall perform or cause to be performed such obligation promptly following notice from Purchaser specifying the default. Purchaser may proceed to enforce its rights against Parent from time to time contemporaneously with or after any enforcement against Seller or any Specified Affiliate. This guarantee is absolute and unconditional and Parent waives any and all defenses specifically available only to a guarantor (other than performance in full by Seller or a Specified Affiliate) that would not be available to Parent if Parent owned the Specified Assets and was the selling entity under this Agreement instead of the Seller and the Specified Affiliates. Parent shall be entitled to assert any and all defenses to any obligation under this Agreement or any Ancillary Agreement that would be available to Seller or a Specified Affiliate in any action commenced by Purchaser to enforce this Agreement or that would be available to Parent if Parent owed the Specified Assets and was the selling entity under this Agreement instead of the Seller and the Specified Affiliates. The guarantee set forth in this Section 10.3 is a guarantee of payment and not merely of collection and shall be deemed a continuing and unlimited guarantee and shall remain in full force and effect until the satisfaction in full of all obligations of Seller and the Specified Affiliates under this Agreement and the Ancillary Agreements. Parent further agrees to pay all costs, fees and expenses incurred by Purchaser in connection with enforcing or exercising its rights under, or arising from a breach by Parent of, the provisions of this Section 10.3.

10.4 Access of Seller to Books and Records. For a period of three years after the Closing Date, Purchaser will give Seller and Seller’s advisors and representatives reasonable access, upon written request of Seller, to all books and records of Seller that are included in the Specified Assets (to the extent such books and records relate to any period prior to the Closing Date).

10.5 Governing Law. This Agreement will be construed in accordance with, and governed in all respects by, the laws of the State of California (without giving effect to principles of conflicts of law).

10.6 Venue and Jurisdiction.

(a) If any legal proceeding or other legal action relating to this Agreement is brought or otherwise initiated, the venue therefor will be in the State of California, which will be deemed to be a convenient forum. Purchaser and Seller hereby expressly and irrevocably consent and submit to the jurisdiction of the state and federal courts in the State of California for such purpose. Notwithstanding the preceding sentence to the contrary, any dispute relating to this Agreement or the transactions contemplated herein (including claims for indemnification, reimbursement or compensation pursuant to Section 9) (an “Arbitrable Dispute”) shall be brought and resolved exclusively in a binding arbitration in accordance with the procedures set forth in Sections 10.6(b) through 10.6(i), provided, however, that nothing contained herein shall prevent any Party from seeking specific performance or injunctive relief from a court of competent jurisdiction.

(b) Any Arbitrable Dispute shall be resolved by arbitration in Santa Clara, California in accordance with JAMS’ Comprehensive Arbitration Rules and Procedures (the “JAMS Rules”) then in effect. However, in all events, the provisions contained herein shall govern over any conflicting rules which may now or hereafter be contained in the JAMS Rules. Any judgment upon the award rendered by the arbitrator shall be entered in any court having jurisdiction over the subject matter thereof. The arbitrator shall have the authority to grant any remedies that would be available if any judicial proceeding was instituted to resolve an Arbitrable Dispute. The final decision of the arbitrator will be furnished by the arbitrator to Seller and Purchaser in writing and will constitute a final, conclusive and non-appealable determination of the issue in question, binding upon all Parties to this Agreement, the Purchaser Indemnified Parties and the Seller Indemnified Parties, and an order with respect thereto may be entered in any court of competent jurisdiction.

(c) Any such arbitration will be conducted before a single arbitrator who will be compensated for his or her services at a rate to be determined by the applicable Party, Indemnified Party and Indemnifying Party or by JAMS, but based upon reasonable hourly or daily consulting rates for the arbitrator in the event the parties are not able to agree upon his or her rate of compensation.

(d) JAMS shall select an arbitrator in accordance with the JAMS Rules, provided that such arbitrator satisfies the criteria set forth in clause “(e)” below.

(e) No arbitrator shall have any past or present family, business or other relationship with the Indemnified Party, Indemnifying Party, Seller, Purchaser or any “affiliate” (as such term is defined in Rule 12b-2 of the Securities Act of 1933, as amended), director or officer thereof, unless following full disclosure of all such relationships, the applicable Indemnified Party and Indemnifying Party agree in writing to waive such requirement with respect to an individual in connection with any dispute.

(f) The arbitrator shall be instructed: (i) that the parties to the arbitration desire to have the hearing concluded in as brief an amount of time as is reasonable; (ii) to hold a hearing regarding the disputed matter (to last, in any event, no longer than ten business days) within 120 days of the arbitrator’s designation; and (iii) to render an award (without written opinion) no later than 10 days after the conclusion of such hearing, in each case unless otherwise mutually agreed in writing by the applicable Indemnified Party and Indemnifying Party. The Parties agree to exchange relevant document and deposition discovery, consistent with the Parties’ desire for an expedited determination of claims, as directed by the arbitrator.

(g) The applicable Indemnified Party and Indemnifying Party will each pay 50% of the initial compensation to be paid to the arbitrator in any such arbitration and 50% of the costs of transcripts and other normal and regular expenses of the arbitration proceedings; provided, however, that: (i) the prevailing party in any arbitration will be entitled to an award of attorneys’ fees and costs; and (ii) all costs of arbitration, other than those provided for above, will be paid by the losing party, and the arbitrator will be authorized to determine the identity of the prevailing party and the losing party.

(h) The arbitrator chosen in accordance with these provisions will not have the power to alter, amend or otherwise affect the terms of these arbitration provisions or any other provisions contained in this Section 10.6 or otherwise in this Agreement.

(i) Except as specifically otherwise provided in this Agreement, arbitration will be the sole and exclusive remedy of the parties for any Arbitrable Dispute.

10.7 WAIVER OF JURY TRIAL. TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATING TO OR ARISING OUT OF THIS AGREEMENT, THE ANCILLARY AGREEMENTS, OR THE TRANSACTIONS CONTEMPLATED HEREIN.

10.8 Notices. Any notice or other communication required or permitted to be delivered to either Party under this Agreement must be in writing and will be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such Party below (or to such other address or facsimile telephone number as such Party shall have specified in a written notice given to the other Party):

if to Purchaser:

Meda Pharmaceuticals Inc.

265 Davidson Avenue

Somerset, New Jersey 08873

United States of America

Attn.: Legal Department

Fax No.: +1 732 564-2376

Meda Pharma, Sàrl

43 avenue John Fitzgerald Kennedy

L-1855 Luxembourg

Grand-Duchy of Luxembourg

Attn.: Mr. Ingo W. Henning, Managing Director

Fax No.: +352 263 757 33

with a copy to:

Covington & Burling LLP

265 Strand

London WC2R 1BH

England

Attention: Peter A. Laveran-Stiebar

Facsimile: +44 (0)20 7025 0821

if to Seller:

Jazz Pharmaceuticals International II Limited

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

Attention: David J Doyle, Director

Fax: +1 (441) 298 7855

with a copy to:

Jazz Pharmaceuticals plc

Fourth Floor, Connaught House,

One Burlington Road, Dublin 4,

Ireland

Fax: +353.1.634.7850

Attn: SVP Finance

and with an additional copy to:

Jazz Pharmaceuticals

3180 Porter Drive

Palo Alto, CA 94304

Fax No.: +1 (650) 496-3781

Attn: Suzanne S. Hooper, Executive VP and General Counsel

and with an additional copy to:

Cooley LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306

United States of America

Attention: Jennifer Fonner DiNucci

Facsimile: +1 (650) 849-7400

if to Parent:

Jazz Pharmaceuticals plc

Fourth Floor, Connaught House,

One Burlington Road, Dublin 4,

Ireland

Fax: +353.1.634.7850

Attn: SVP Finance

with a copy to:

Jazz Pharmaceuticals

3180 Porter Drive

Palo Alto, CA 94304

Fax No.: +1 (650) 496-3781

Attn: Suzanne S. Hooper, Executive VP and General Counsel

and with an additional copy to:

Cooley LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306

United States of America

Attention: Jennifer Fonner DiNucci

Facsimile: +1 (650) 849-7400

10.9 Public Announcements. Except as may be required by any Legal Requirement, no Party will (and no Party will permit any of its advisors or representatives to) issue any press release or make any public statement regarding this Agreement or any of the transactions contemplated by this Agreement, without the other Parties’ prior written consent (which will not be unreasonably withheld).

10.10 Assignment. Neither Party may assign any of its rights or delegate any of its obligations under this Agreement (whether voluntarily, involuntarily, by way of merger or otherwise) to any other Person without the prior written consent of the other Party; provided, however, that Seller may, before or after the Closing, assign to any Person its right to receive all or any portion of any of the cash payments to be made by Purchaser pursuant to Section 1.3; and provided further, that (without limiting Purchaser’s obligations under or relating to this Agreement) Purchaser may, before the Closing, assign its right to receive all or any of the Specified Assets to an Affiliate of Purchaser.

10.11 Parties in Interest. Nothing in this Agreement is intended to provide any rights or remedies to any employee of Seller or to any other Person other than the Parties.

10.12 Severability. In the event that any provision of this Agreement, or the application of such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be affected and will continue to be valid and enforceable to the fullest extent permitted by law.

10.13 Entire Agreement. This Agreement, the Confidentiality Agreement (which shall remain in full force and effect), the Assumption Agreement and the Ancillary Agreements set forth the entire understanding of the Parties and supersede all other agreements and understandings between the Parties relating to the subject matter hereof and thereof.

10.14 Waiver. No failure on the part of either Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of either Party in exercising any power, right, privilege or remedy under this Agreement, will operate as a waiver thereof; and no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

10.15 Amendments. This Agreement may not be amended, modified, altered or supplemented except by means of a written instrument executed on behalf of both Parties.

10.16 Counterparts. This Agreement may be executed in several counterparts, each of which will constitute an original and all of which, when taken together, will constitute one agreement.

10.17 Interpretation of Agreement.

(a) Each Party acknowledges that it has participated in the drafting of this Agreement, and any applicable rule of construction to the effect that ambiguities are to be resolved against the drafting party will not be applied in connection with the construction or interpretation of this Agreement.

(b) Whenever required by the context hereof, the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, and will be deemed to be followed by the words “without limitation.”

(d) Unless the context otherwise requires, references in this Agreement to “Sections,” “Schedules” and “Exhibits” are intended to refer to Sections of and Schedules and Exhibits to this Agreement.

(e) The table of contents of this Agreement and the bold-faced headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

10.18 Further Assurances.

(a) For a period of twelve months following the Closing: (i) Seller will use commercially reasonable efforts to make available to Purchaser the material benefits of any Specified Contract that was not assigned to Purchaser as a result of the failure to obtain any Consent identified in Part 2.11 of the Disclosure Schedule; and (ii) each Party will, to the extent reasonably requested by the other Party and at such other Party’s sole expense, execute and deliver such documents and instruments and take such other actions as such other Party may reasonably request in order to consummate and make effective the transactions contemplated by this Agreement.

(b) Seller hereby covenants and agrees to and with Purchaser that, after the Closing, Seller will, and will cause its Affiliates to, execute and deliver and shall use reasonable efforts to obtain the execution and delivery and other authorizations on all papers and documents, take and use reasonable efforts to obtain all lawful oaths and testimony and do and use reasonable efforts to obtain the performance of all acts necessary or required to be done for the procurement, maintenance, enforcement and defense of any Patent Rights and registered Trademark Rights (or Trademark Rights for which applications for registration have been filed) included in the Specified IP Rights, without charge to Seller, whenever counsel of Purchaser, or counsel of its successors, legal representatives and assigns, shall advise that doing so is lawful and advisable in any proceeding in connection with any such Patent Rights and registered Trademark Rights (or Trademark Rights for which applications for registration have been filed) in the applicable territory; provided, however, that Purchaser shall reimburse the reasonable out-of-pocket fees and expenses of Seller for the execution of papers, giving of testimony or performance of acts in connection with litigation or other proceeding to enforce or defend any Patent Rights and registered Trademark Rights (or Trademark Rights for which applications for registration have been filed) included in the Specified Assets.

10.19 Disclosure Schedules. The schedules in the Disclosure Schedule shall qualify and limit the representations and warranties in the section and subsection of this Agreement to which they correspond and to any other representation and warranty, where the relevance to such other representation or warranty is reasonably apparent on the face of the statement in the Disclosure Schedule.

The Parties have caused this Agreement to be executed as of the date first set forth above.

JAZZ PHARMACEUTICALS PLC

By:	/s/ David Brabazon
	Name:	David Brabazon
	Title:	Senior Vice President, Finance

ASSET PURCHASE AGREEMENT

The Parties have caused this Agreement to be executed as of the date first set forth above.

JAZZ PHARMACEUTICALS INTERNATIONAL II LIMITED

By:	/s/ Kevin Insley
	Name:	Kevin Insley
	Title:	Director

ASSET PURCHASE AGREEMENT

The Parties have caused this Agreement to be executed as of the date first set forth above.

MEDA PHARMA SÀRL

By:	/s/ Anders Larnholt
	Name:	Anders Larnholt
	Title:	Attorney, pursuant to power of attorney granted by Meda Pharma Sàrl

ASSET PURCHASE AGREEMENT

The Parties have caused this Agreement to be executed as of the date first set forth above.

MEDA PHARMACEUTICALS INC.

By:	/s/ Bryan A. Roecklein
	Name:	Bryan A. Roecklein
	Title:	VP, Marketing & Business Development

ASSET PURCHASE AGREEMENT

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement:

“2012 Bonus” has the meaning set forth in Section 5.3(d).

“Affiliate” means, with respect to any Person, any other Person that as of the date of the Agreement or as of any subsequent date, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person.

“Agreement” means the Asset Purchase Agreement to which this Exhibit A is attached, including the Disclosure Schedule.

“Allocation” has the meaning set forth in Section 1.5(a).

“Ancillary Agreements” has the meaning set forth in Section 1.7.

“Arbitrable Dispute” has the meaning set forth in Section 10.6(a).

“Assumed Liabilities” means the following obligations and other liabilities (whether known, unknown, accrued, absolute, matured, unmatured, contingent or otherwise) as they may exist at and/or after the Closing:

(a) all obligations and other liabilities of Seller and its Affiliates under or relating to the Specified Contracts arising as of or following the Closing and any purchase orders outstanding as of the Closing, but excluding any liabilities (i) that relate to goods or services received or sold by the Seller or any Specified Affiliate prior to the Closing; (ii) for breaches or defaults by Seller or any of its Affiliates under the Specified Contracts prior to the Closing; or (iii) that are not related to the Specified Products or the Specified Business;

(b) all obligations and other liabilities of Seller and its Affiliates relating to any of the taxes, charges, fees and expenses that Purchaser is required to bear and pay pursuant to Section 1.4 and Section 1.5(c);

(c) all obligations and other liabilities of Seller and its Affiliates relating to each of the Specified Assets and each of the Specified Products, to the extent such liabilities are attributable to any action, omission, performance or non-performance by Purchaser or any of its Affiliates after the Closing; provided, however, that Seller and its Affiliates shall remain liable for accounts payable to the extent outstanding and owed as of the Closing and such accounts payable shall not constitute Assumed Liabilities;

(d) the obligations and other liabilities of Seller and its Affiliates relating to the Specified Employees as specifically described in Section 5.3;

(e) the obligations and other liabilities of Seller and its Affiliates relating to certain leased vehicles as specifically described in Section 1.10; and

(f) the obligations and liabilities set forth on Schedule 11.1.

“Assumption Agreement” has the meaning set forth in Section 1.3(b).

“Azur” means Azur Pharma, Inc., a party to the Darpaz APA.

“Authorization” means any consent, approval, order, license, permit and other similar authorization of or from (including any applications to), any Governmental Entity, together with any renewals, extensions, or modifications thereof and additions thereto.

“Cause” means the occurrence of any one or more of the following: (a) the Specified Employee’s commission of any felony, or commission of any crime involving fraud, dishonesty or moral turpitude under the laws of the applicable jurisdiction; (b) the Specified Employee’s attempted commission of, or participation in, a fraud or act of dishonesty against Purchaser or any of its Affiliates (for this definition of “Cause”, “Affiliates” to include officers, directors, or employees of the Purchaser or its Affiliates); (c) the Specified Employee’s material breach of any fully executed agreement between the Specified Employee and the Purchaser (including but not limited to any fully executed confidentiality or proprietary information agreement) or of any statutory duty owed to the Purchaser; or (d) the Specified Employee’s gross misconduct.

“Claim Notice” has the meaning set forth in Section 9.5(a).

“Closing” has the meaning set forth in Section 1.8.

“Closing Date” has the meaning set forth in Section 1.8.

“Closing Date Inventory Value” has the meaning set forth in Section 1.3(a).

“Closing Date Shipment” has the meaning set forth in Section 1.6.

“COBRA” has the meaning set forth in Section 5.3(c).

“Code” has the meaning set forth in Section 1.5(a).

“Comparable Offer” has the meaning set forth in Section 5.3(a).

“Confidentiality Agreement” means the Confidentiality Agreement between the Parties dated as June 19, 2012.

“Consent” means any consent, approval or waiver.

“Copyrights” has the meaning set forth in Section 2.3(a)(ii).

“Damages” means losses and damages (excluding punitive and special damages, except where payable to a third party), complaints, claims, demands, deficiencies, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, Taxes, Liens, expenses or fees, including costs of investigation and attorneys’ fees; provided, however, that for purposes of computing the amount of Damages incurred by any Person, there will be deducted an amount equal to the amount of any insurance proceeds, indemnification payments, contribution payments or reimbursements actually received by such Person or any of such Person’s Affiliates in connection with such Damages or the circumstances giving rise thereto.

“Darpaz APA” means the Asset Purchase Agreement by and between River’s Edge Pharmaceuticals, LLC and Azur Pharma, Inc. , effective as of December 10, 2009, as amended by Letter Agreement between River’s Edge Pharmaceuticals, LLC and Azur Pharma, Inc., dated, March 14, 2011 and effective as of October 1, 2010, as further amended by Letter Agreement between River’s Edge Pharmaceuticals, LLC and Azur Pharma, Inc., dated, September 7, 2011.

“Darpaz Assets” means the assets of River’s Edge acquired by Azur pursuant to Section 1(a) of the Darpaz APA.

“Disclosure Schedule” means the Disclosure Schedule delivered by Seller to Purchaser contemporaneously with the execution and delivery of the Agreement.

“End Date” has the meaning set forth in Section 8.1(b).

“Environmental Laws” means all federal, state or local laws (including any statute, rule, regulation, ordinance, code or rule of common law), and all judicial or administrative interpretations thereof, and all decrees, judgments, policies, written guidance or judicial or administrative orders relating to the environment, health, safety or Hazardous Substances, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9901 et seq., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901 et seq., the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Toxic Substance Control Act, 15 U.S.C. § 2601 et seq., the Safe Drinking Water Act, U.S.C. § 300f et seq., the Occupational Safety and Health Act, 42 U.S.C. § 1801 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., and their state counterparts or equivalents, all as amended, and any regulations or rules adopted or promulgated pursuant thereto.

“Environmental Permits” has the meaning set forth in Section 2.5(c).

“Excluded Assets” has the meaning set forth in Section 1.2.

“Expiration Date” has the meaning set forth in Section 9.1(b).

“FDA” has the meaning set forth in Section 2.6(a).

“Expiration Date” had the meaning set forth in Section 9.1(b).

“FDCA” has the meaning set forth in Section 2.6(a).

“Financial Information” has the meaning set forth in Section 2.8(a).

“Financial Statement Date” has the meaning set forth in Section 2.8(b).

“Fraud” has the meaning set forth in Section 9.4(c).

“Fundamental Representations” has the meaning set forth in Section 9.1(b).

“GAAP” shall mean generally accepted accounting principles, as in effect from time to time.

“Governmental Entity” means any federal, state, provincial, local, foreign or supranational (a) government; (b) court of competent jurisdiction; (c) governmental official agency, arbitrator, authority or instrumentality; (d) department, commission, board or bureau; or (e) regulatory body, including the FDA, and the United States Drug Enforcement Administration.

“Governmental Patent Authority” has the meaning set forth in Section 2.3(f).

“Hazardous Substance” means any: contaminant or pollutant; toxic, radioactive or hazardous waste, chemical, substance, material or constituent; asbestos; polychlorinated byphenyls (PCBs); paint containing lead or mercury; fixtures containing mercury or urea formaldehyde; natural or liquefied gas; flammable, explosive, corrosive, radioactive, medical and infectious waste; and oil or other petroleum product, all as defined in Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder.

“Indemnified Party” has the meaning set forth in Section 9.5(a).

“Indemnifying Party” has the meaning set forth in Section 9.5(a).

“In-Licensed Rights” has the meaning set forth in Section 2.3(d).

“IP Contract” has the meaning set forth in Section 2.3(a)(i).

“IP Rights” has the meaning set forth in Section 2.3(a)(iii).

“JAMS Rules” has the meaning set forth in Section 10.6(b).

“Knowledge of Seller” shall mean the actual knowledge of any of the individuals listed on Schedule 11.2, and any knowledge that would have been acquired by any such individual upon reasonable inquiry and investigation.

“Labeling” has the meaning under Section 201(m) of the FDCA (21 U.S.C. § 321(m)) and other comparable foreign Legal Requirement relating to the subject matter thereof, including the applicable Specified Product’s label, packaging and package inserts accompanying such Specified Product, and any other written, printed, or graphic materials accompanying such Specified Product, including patient instructions or patient indication guides.

“Legal Requirement” means any constitution, act, statute, law (including common law), ordinance, treaty, rule or regulation of any Governmental Entity.

“Lien” or “lien” means any lien, pledge, claim, charge, mortgage, encumbrance, or other security interest of any kind, whether arising by contract or by operation of applicable Legal Requirement.

“Luxembourg Purchase Price” has the meaning set forth in Section 1.5(a).

“Matter” means any claim, demand, dispute, action, suit, arbitration, proceeding, investigation or other similar matter.

“Mingled Books and Records” has the meaning set forth in Section 1.1(g).

“Notice of Objection” has the meaning set forth in Section 1.3(a).

“Out-Licensed Rights” has the meaning set forth in Section 2.3(e).

“Patent Rights” has the meaning set forth in Section 2.3(a)(iv).

“Permitted Encumbrances” has the meaning set forth in Section 2.2(a).

“Person” means any individual, corporation, general partnership, limited partnership, limited liability company, trust, association, firm, organization, company, business, entity, union, society or Governmental Entity.

“PHSA” has the meaning set forth in Section 2.6(a).

“Plan” means any pension, profit sharing, 401(k), retirement, employee stock ownership, deferred compensation, stock purchase, stock option or other equity based compensation plan, incentive, bonus, vacation, employment, independent contractor, consulting, change in control, severance, indemnification, loan, disability, hospitalization, sickness, death, medical insurance, dental insurance, life insurance and any other employee or fringe benefit plan, agreement, program, policy, trust, fund, contract or arrangement maintained, contributed to or required to be contributed to by the Seller or its ERISA Affiliates or under which the Seller or its ERISA Affiliates has or may reasonably be expected to have any liability (whether or not an “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). For purposes of this definition, “ERISA Affiliate” means any Person that is (or at any relevant time was or will be) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliated service group” with the Seller as such terms are defined in Sections 414(b), (c), (m) or (o) of the Code.

“Post-Closing Tax Period” has the meaning set forth in Section 1.5(c).

“Pre-Closing Period” has the meaning set forth in Section 4.1.

“Pre-Closing Tax Period” has the meaning set forth in Section 1.5(c).

“Purchase Price” has the meaning set forth in Section 1.3(a).

“Purchaser Indemnified Party” has the meaning set forth in Section 9.2.

“River’s Edge” means River’s Edge Pharmaceuticals, LLC, a Georgia limited liability company and party to the Darpaz APA.

“Seller Indemnified Party” has the meaning set forth in Section 9.3.

“Specified Affiliate” means any Affiliate of Seller that owns or has any other rights to any Specified Asset and shall include Jazz Pharmaceuticals Commercial Corporation, Jazz Pharmaceuticals International Limited and Parent.

“Specified Assets” has the meaning set forth in Section 1.1.

“Specified Authorizations” has the meaning set forth in Section 1.1(d).

“Specified Books and Records” has the meaning set forth in Section 1.1(g).

“Specified Business” means the current business of Seller and its Affiliates with respect to the Specified Products.

“Specified Contracts” has the meaning set forth in Section 1.1(b).

“Specified Employees” means the employees of Seller who are listed on Schedule 5.3(a).

“Specified IP Rights” has the meaning set forth in Section 2.3(a)(v).

“Specified Inventory” has the meaning set forth in Section 1.1(c).

“Specified Products” has the meaning set forth in Section 1.1.

“Specified Products Material Adverse Effect” means any change, effect, event, circumstance, occurrence or state of facts that is, or with the passage of time would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the Specified Assets, taken as a whole; (b) the Specified Business; or (c) the ability of Seller to consummate the transactions contemplated by this Agreement; except for any such change, effect, event, circumstance, occurrence or state of facts resulting from the following (none of which shall be taken into account when determining whether a Specified Products Material Adverse Effect has occurred): (i) changes arising from or relating to the announcement or pendency of the transactions contemplated by the Agreement; (ii) changes in the industries in which Seller operates or in the U.S. economy as a whole; (iii) general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events); (iv) changes in Legal Requirements or GAAP (or any interpretations of such Legal Requirements or GAAP) applicable to the Specified Assets; or (v) the failure to meet public estimates or forecasts of revenues, earnings of other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself, but not any of the reasons causing or underlying such failures; provided that with respect to the changes or general conditions in clauses (ii) - (iv), only to the extent that such changes or general conditions do not disproportionately affect the Specified Business or Specified Assets relative to other participants in the industry or industry sectors in which the Specified Business operates.

“Tax” or “Taxes” means any and all taxes, assessments, levies, tariffs, duties or other charges or impositions in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including income, estimated income, gross receipts, profits, business, license, occupation, franchise, capital stock, real or personal property, sales, use, transfer, value added, employment or unemployment, social security, disability, alternative or add-on minimum, customs, excise, stamp, environmental, commercial rent or withholding taxes, and shall include any liability for Taxes of any other Person under applicable Legal Requirement, as a transferee or successor, by contract or otherwise.

“third party” means any Person that is not a Party to this Agreement.

“Trade Secrets” has the meaning set forth in Section 2.3(a)(vi).

“Trademark Rights” has the meaning set forth in Section 2.3(a)(vii).

“US Purchased Assets” has the meaning set forth in Section 1.5(a).

“US Purchase Price” has the meaning set forth in Section 1.5(a).

Schedule 1.1

Specified Products

AVC Cream®

Gastrocrom ®

Elestrin®

Urelle®

Natelle® One

Gesticare® DHA

TABLE OF EXHIBITS AND SCHEDULES

Exhibit A	Certain Definitions
Exhibit B	Form of Assumption Agreement
Exhibit C	Form of Bill of Sale
Exhibit D	Form of Trademark Assignment Agreement
Exhibit E	Form of Transition Services Agreement
Exhibit F	Form of Invention and Assignment Agreement

Schedule 1.1	Specified Products
Schedule 1.1(b)	Specified Contracts
Schedule 1.1(c)	Certain Inventory
Schedule 1.1(d)	Specified Authorizations
Schedule 1.2	Certain Excluded Assets
Schedule 1.5(a)	Allocation of Purchase Price
Schedule 5.3(a)	Specified Employees, Specified Employees Hire Date, Base Salary and Target Bonus
Schedule 5.3(c)	Reimbursement Amounts
Schedule 11.1	Certain Assumed Liabilities
Schedule 11.2	Knowledge of Seller